Exhibit 4.1

Exhibit 4.1
2015
Annual Information Form
Emera Incorporated
March 30, 2016
Emera

2015 Annual Information Form	1

Table of Contents

Definitions	2-9
Cautionary Note Regarding Forward - Looking Information	10-11
Introduction	12
Corporate Structure	13
General Development of the Business	13
Emera Business and Operations Three-Year History	13-23
Financing Activity	23-27
Changes in Business Expected During 2016	27-31
Description of the Business	31-32
NSPI	32-34
Emera Maine	34-37
Emera Caribbean	37-40
Emera Energy	40-42
Pipelines	42-43
Corporate and Other	43
Risk Factors	43
Capital Structure	43
Common Shares	44
Emera First Preferred Shares	44-49
Emera Second Preferred Shares	49
Share Ownership Restrictions	49
NSPI Series D First Preferred Shares	49
Dividends	50-51
Credit Ratings	51-52
Market for Securities	53-54
Directors	55-56
Audit Committee	56-58
Officers	59-60
Certain Proceedings	61
Legal Proceedings and Regulatory Actions	61
No Interest of Management and Others in Material Transactions	61
Material Contracts	62
Experts	62
Additional Information	62
Appendix “A”- Audit Committee Charter	63-68

2015 Annual Information Form	2

DEFINITIONS

For convenience, terms used throughout this 2015 AIF of Emera Incorporated shall have the following meanings:

“Adjusted net income” means net income attributable to common shareholders, as defined by USGAAP excluding the effect of after-tax mark-to-market adjustments related to certain derivative instruments, the mark-to-market adjustments included in Emera’s equity income related to the business activities of Bear Swamp and NWP, the mark-to-market adjustments related to an interest rate swap in EBPC, the mark-to-market adjustments related to the effect of USD-denominated currency and forward contracts put in place to economically hedge the anticipated proceeds from the Debenture Offering for the TECO Transaction and the mark-to-market adjustments included in Emera Energy’s margin, including adjustments related to the price differential between the point where natural gas is sourced and where it is delivered and the amortization of transportation capacity recognized as a result of certain marketing and trading transactions. See the “Non-GAAP Financial Measures” section of the MD&A for the year ended December 31, 2015, which is incorporated herein by reference;

“AFUDC” means allowance for funds used during construction and represents the cost of financing regulated construction projects and is capitalized to the cost of property, plant and equipment, where permitted by the regulator;

“AIF” means this 2015 Annual Information Form of Emera;

“APUC” means Algonquin Power & Utilities Corp., a company incorporated under the federal laws of Canada and traded on the TSX under the symbol “AQN”;

“Atlantic Provinces” means the region of Canada consisting of the Provinces of New Brunswick, Newfoundland and Labrador, Nova Scotia and Prince Edward Island;

“Bangor Hydro” means Bangor Hydro Electric Company, a transmission and distribution electric utility company incorporated under the laws of the State of Maine and a wholly owned, indirect subsidiary of Emera which merged on January 1, 2014 with MPS to form Emera Maine;

“Bangor Hydro District” means the franchise electric service territory associated with the former Bangor Hydro Electric Company in portions of the Maine counties of Penobscot, Hancock, Washington, Waldo, Piscataquis and Aroostook;

“Bayside Power LP” means Bayside Power Limited Partnership, a 290 MW gas-fired electricity generating facility and limited partnership governed by the laws of the Province of New Brunswick and wholly owned indirectly by Emera;

“BBD” means Barbadian dollars;

“Bear Swamp” means Bear Swamp Power Company, LLC, a 600 MW pumped storage hydroelectric company incorporated under the laws of the State of Delaware in which Emera indirectly holds a 50% interest;

“BLPC” means The Barbados Light & Power Company Limited, a vertically integrated electric utility company incorporated under the laws of Barbados and a wholly owned, direct subsidiary of Emera (Caribbean) Incorporated;

“Board” means the Board of Directors of Emera;

“Brooklyn Energy” means Brooklyn Power Corporation, a 30 MW biomass co-generation company incorporated under the laws of the Province of Nova Scotia and a wholly owned indirect subsidiary of Emera;

2015 Annual Information Form	3

“Brunswick Pipeline” means the pipeline delivering re-gasified natural gas from the Canaport LNG gas terminal near Saint John, New Brunswick to markets in the Northeastern United States, which is owned directly by EBPC. The pipeline travels through southwest New Brunswick and connects with M&NP at the Canada/US border near Baileyville, Maine;

“Bull Hill” means Blue Sky East, LLC, a company incorporated under the laws of the State of Delaware which owns a 34.5 MW wind farm located south of Bangor, Maine, and in which Emera held an indirect interest of 49% through its joint venture with First Wind in NWP until January 29, 2015, when Emera sold its interest in NWP;

“CAD” means Canadian dollars;

“CEO” means the President and Chief Executive Officer of Emera;

“Company” means Emera;

“Completion Guarantee” means a completion guarantee granted by Emera in favour of the Government of Canada under which Emera has guaranteed the performance of the obligations of NSP Maritime Link Inc. to cause the completion of the Maritime Link Project in the circumstances and within the timelines provided for in the Completion Guarantee. The Payment Obligation Agreement (as defined below) and Completion Guarantee collectively satisfy the requirement in the FLG term sheet to deliver the “Emera Guarantee Agreement”;

“Computershare” means Computershare Trust Company of Canada;

“Corporate and Other” means Emera’s consolidated investment in Emera Utility Services, Emera Reinsurance Limited and Emera’s non-consolidated investments in ENL, NSP Maritime Link Inc., LIL, APUC and OpenHydro. Corporate and Other also includes other investments and interest revenue on intercompany financings and costs allocated to corporate activities not directly associated with operations, including without limitation, the acquisition costs for the TECO Transaction and the mark-to-market adjustments related to the effect of USD-denominated currency and forward contracts to economically hedge the anticipated proceeds from the Debenture Offering for the TECO Transaction;

“CST” means CST Trust Company;

“DBRS” means the credit rating agency Dominion Bond Rating Service Limited;

“Debentures” means the 4.0% convertible unsecured subordinated debentures of Emera that were issued on September 28 and October 2, 2015 in order to finance a portion of the TECO Transaction;

“Debenture Offering” means the sale of the Debentures by the Selling Debentureholder;

“Directors” mean the directors of Emera and “Director” means one of them;

“Dividend Reinvestment Plan” means the Common Shareholders’ Dividend Reinvestment and Share Purchase Plan;

“Domlec” means Dominica Electricity Services Limited, an integrated electric utility on the island of Dominica, incorporated under the laws of the Commonwealth of Dominica, and an indirect subsidiary of Emera, through Emera (Caribbean) Incorporated;

“DR” means depositary receipt;

“EBH2” means Emera (Barbados) Holdings No. 2 Inc., an indirect wholly owned subsidiary of Emera;

2015 Annual Information Form	4

“EBPC” means Emera Brunswick Pipeline Company Ltd., a company incorporated under the federal laws of Canada and a wholly owned, direct subsidiary of Emera;

“ECC” means NSPI Energy Control Center;

“ECHL” means Emera Caribbean Holdings Limited (formerly Emera Caribbean Limited), a company incorporated under the laws of Barbados and a wholly owned, direct subsidiary of Emera and the direct or indirect parent company of ICDU, GBPC, Emera (Caribbean) Incorporated, BLPC and Domlec;

“ECI” means Emera (Caribbean) Incorporated (formerly Light & Power Holdings Ltd.), a company incorporated under the laws of Barbados and which is an indirect subsidiary of ECHL and the parent company of BLPC;

“EE New England Gas Generation” means Emera Energy Generation II LLC, a company incorporated under the laws of the State of Delaware that holds the New England Gas Generation Facilities and a wholly owned, direct subsidiary of Emera;

“Electricity Plan Act” means the Electricity Plan Implementation (2015) Act;

“Emera” means Emera Incorporated, a public company incorporated under the laws of the Province of Nova Scotia and traded on the TSX under the symbol “EMA”;

“Emera Caribbean” means Emera’s direct and indirect ownership interests in ECHL, Emera (Caribbean) Incorporated, BLPC, Domlec, GBPC, Emera Utility Services Bahamas and Lucelec;

“Emera Energy” means Emera Energy Incorporated, a wholly owned, direct subsidiary of Emera, amalgamated under the laws of the Province of Nova Scotia, and whose business collectively includes the businesses of Emera Energy Services and Emera Energy Generation;

“Emera Energy Generation” means, collectively, EE New England Gas Generation, Bayside Power LP and Brooklyn Energy;

“Emera Energy Services” means Emera Energy Services, Inc., a natural gas and electricity marketing and trading company incorporated under the laws of the State of Delaware and a wholly owned, indirect subsidiary of Emera Energy;

“Emera Guarantee Agreement” means the condition precedent in the FLG term sheet to deliver to the Government of Canada a guarantee of certain payment and performance obligations, which condition precedent was satisfied collectively by the Completion Guarantee (as defined above) and the Payment Obligation Agreement (as defined below);

“Emera Maine” means the company resulting from the merger of Bangor Hydro and MPS under the laws of the State of Maine on January 1, 2014, and a wholly owned indirect subsidiary of Emera;

“Emera Reinsurance Limited” is a captive insurance company incorporated under the laws of Barbados providing insurance and reinsurance to Emera and certain affiliates, to enable more cost efficient management of risk and deductible levels across Emera.

“Emera Utility Services” means Emera Utility Services Inc., a company incorporated under the laws of the Province of New Brunswick and a wholly owned direct subsidiary of Emera, which provides utility construction services in the Atlantic Provinces;

2015 Annual Information Form	5

“Emera Utility Services Bahamas” means Emera Utility Services (Bahamas) Limited, a company incorporated under the laws of the Commonwealth of The Bahamas and a wholly owned indirect subsidiary of Emera ,which provides utility construction services in The Bahamas;

“ENL” means Emera Newfoundland and Labrador Holdings Incorporated, a company incorporated under the laws of the Province of Newfoundland and Labrador and a wholly owned, direct subsidiary of Emera, and the parent company of NSP Maritime Link Inc. and ENL Island Link Inc.;

“ENL Island Link Inc.” means ENL Island Link Incorporated, a company incorporated under the laws of the Province of Newfoundland and Labrador and a wholly owned, direct subsidiary of ENL;

“Fair Trading Commission, Barbados” means the independent regulator of BLPC;

“FAM” means the fuel adjustment mechanism established by the UARB;

“FERC” means the United States Federal Energy Regulatory Commission;

“Final Instalment” means the remaining $667 per Debenture that is payable on the Final Instalment Date;

“Final Instalment Date” means the date to be fixed following satisfaction of conditions precedent to the closing of the TECO Transaction;

“First Wind” means First Wind Holdings LLC, a company incorporated under the laws of the State of Delaware;

“GBPA” means The Grand Bahama Port Authority, regulator of GBPC;

“GBPC” means Grand Bahama Power Company Limited, a vertically integrated electric utility company incorporated under the laws of the Commonwealth of The Bahamas and a direct and indirect subsidiary of ECHL;

“Government of Canada Bond Yield” means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Bond Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Company, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years;

“Government of Canada T-bill Rate” means, for any quarterly floating rate period, the average yield expressed as a percentage per annum on three month Government of Canada treasury bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable floating rate calculation date;

“GRA” means a general rate application;

“GWh” means the amount of electricity measured in gigawatt hours;

“ICDU” means ICD Utilities Limited, a company incorporated under the laws of the Commonwealth of The Bahamas, traded on the Bahamas International Securities Exchange (BISX) under the symbol “ICD” and a direct subsidiary of ECHL;

“IFRS” means International Financial Reporting Standards;

2015 Annual Information Form	6

“IPPs” means independent power producers;

“IRCD” means the Independent Regulatory Commission, Dominica, the independent regulator of Domlec;

“ISO-NE” means ISO-New England, an independent, non-profit Regional Transmission Organization which oversees the operation of New England’s bulk electric power system and transmission lines, generated and transmitted by its member utilities;

“km” means kilometres;

“Labrador-Island Transmission Link Project” or “LIL” means an electricity transmission project in Newfoundland and Labrador being developed by Nalcor, which will enable the transmission of the Muskrat Falls energy between Labrador and the island of Newfoundland;

“Labrador Transmission Assets” means an electricity transmission project in Labrador between Muskrat Falls and Churchill Falls;

“LNG” means liquefied natural gas;

“Lower Churchill Project Phase I” means the development of the Muskrat Falls Generating Station and associated transmission assets and the Labrador-Island Transmission Link Project;

“LPH” means Light & Power Holdings Ltd., the former name of ECI;

“Lucelec” means St. Lucia Electricity Services Limited, a company incorporated under the laws of St. Lucia in which Emera holds an indirect 18.2% interest through ECHL;

“M&NP” means the Maritimes & Northeast Pipeline, a pipeline that transports natural gas from offshore Nova Scotia to markets in the Maritime Provinces and New England, in which Emera holds an indirect 12.9% interest;

“Make-Whole Payment” means an amount equal to the interest that would have accrued from the day following the Final Instalment Date to and including the first anniversary of the closing of the Debenture Offering had the Debentures remained outstanding and continued to accrue interest until and including such date;

“MAM” means Maine & Maritimes Corporation, a company incorporated under the laws of the State of Maine, the parent company of MPS, and a wholly owned, indirect subsidiary of Emera; MAM was dissolved when MPS and Bangor Hydro merged on January 1, 2014, forming Emera Maine;

“Maritime Link” or “NSP Maritime Link Inc.” means NSP Maritime Link Incorporated, a wholly owned direct subsidiary of ENL incorporated under the laws of the Province of Newfoundland and Labrador that is developing the Maritime Link Project;

“Maritime Link Project” means the transmission project including two 170-kilometre sub-sea cables between the island of Newfoundland and the Province of Nova Scotia, being developed by NSP Maritime Link Inc.;

“Maritime Provinces” means the region of Canada consisting of the Provinces of Nova Scotia, New Brunswick and Prince Edward Island;

2015 Annual Information Form	7

“MD&A” means Emera’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2015, a copy of which is available electronically under Emera’s profile on SEDAR at www.sedar.com;

“MLFT” means Maritime Link Financing Trust, a special purpose funding vehicle formed by Emera;

“MMSCFD” means million standard cubic feet per day;

“MPS” means Maine Public Service Company, a transmission and distribution electric utility company incorporated pursuant to the laws of the State of Maine, and a wholly owned, direct subsidiary of MAM which merged on January 1, 2014 with Bangor Hydro to form Emera Maine;

“MPS District” means the franchise electric service territory associated with MPS in northern Maine;

“MPUC” means the Maine Public Utilities Commission, the independent regulator of Emera Maine and of Bangor Hydro and MPS prior to their merger effective January 1, 2014 to form Emera Maine;

“MW” means the amount of electricity measured in megawatts;

“Muskrat Falls Generating Station” means a hydroelectric generating facility at Muskrat Falls being developed by Nalcor on the Lower Churchill River in Labrador;

“Nalcor” means Nalcor Energy, a Newfoundland and Labrador provincial Crown corporation;

“NB Power” means New Brunswick Power, a provincial Crown Corporation responsible for the generation, transmission and distribution of electricity in the Province of New Brunswick;

“NEB” means the Canadian National Energy Board, the independent regulator of EBPC;

“NERC” means North American Electric Reliability Corporation;

“New England” means the region of the Northeastern United States consisting of the States of Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island, and Vermont;

“New England Gas Generation Facilities” means a three-facility, 1,090 MW combined-cycle gas-fired electricity generating investment in the Northeastern United States, comprising Bridgeport Energy (560 MW) in Bridgeport, Connecticut; Tiverton Power (265 MW) in Tiverton, Rhode Island; and Rumford Power (265 MW) in Rumford, Maine;

“New England Transmission Operators” means transmission utilities in the ISO-NE territory;

“NLPUB” means Newfoundland and Labrador Board of Commissioners of Public Utilities;

“Northeastern United States” means the region of the United States consisting of New England and the States of New Jersey, New York and Pennsylvania;

“NSPI” or “Nova Scotia Power” means Nova Scotia Power Incorporated, a vertically integrated electric utility incorporated under the laws of the Province of Nova Scotia and a wholly owned direct and indirect subsidiary of Emera;

“NSPI’s Annual Information Form” means the 2015 Annual Information Form of NSPI dated March 30, 2016, a copy of which is available electronically under NSPI’s profile on SEDAR at www.sedar.com;

2015 Annual Information Form	8

“NSPI Board” means the Board of Directors of NSPI;

“NSPI Series D First Preferred Shares” means the cumulative redeemable first preferred shares, Series D of NSPI;

“NWP” means Northeast Wind Partners II, LLC, a company formerly owned 51% by First Wind and 49% by Emera. Emera sold its investment in NWP on January 29, 2015;

“OATT” means open access transmission tariff;

“Officers” mean the Executive Officers of Emera and “Officer” means any one of them;

“Order” means a cease trade order, an order similar to a cease trade order or an order that denies a company access to any exemption under securities legislation that was in effect for a period of more than thirty (30) consecutive days;

“Payment Obligation Agreement” means a payment obligation agreement between Emera, NSP Maritime Link Inc. and the Government of Canada, which together with the Completion Guarantee (as defined above) collectively satisfy the requirement in the FLG term sheet to deliver the “Emera Guarantee Agreement”;

“Pipelines” means EBPC, and Emera’s interest in M&NP;

“Province” means a province of Canada and includes, when the context requires, the provincial government;

“Public Utilities Act” means the Public Utilities Act (Nova Scotia);

“Rating Agencies” means collectively DBRS and S&P, and “Rating Agency” means one of the Rating Agencies;

“RECL” means Repsol Energy Canada Ltd.;

“Repsol” means Repsol YPF, S.A, the parent company of RECL;

“ROE” means return on equity;

“S&P” means the credit rating agency Standard & Poor’s Rating Services;

“Sable Wind Project” means a 13.8 MW wind farm near Canso, Nova Scotia;

“SEDAR” means the System for Electronic Documents Analysis and Retrieval;

“Selling Debentureholder” means Emera Holdings NS Company, a company incorporated under the laws of the Province of Nova Scotia and a wholly owned direct subsidiary of Emera;

“Series A First Preferred Shares” means the cumulative 5-year rate reset first preferred shares, Series A of Emera;

“Series B First Preferred Shares” means the cumulative floating rate first preferred shares, Series B of Emera;

“Series C First Preferred Shares” means the cumulative rate reset first preferred shares, Series C of Emera;

“Series D First Preferred Shares” means the cumulative floating rate first preferred shares, Series D of Emera;

“Series E First Preferred Shares” means the cumulative redeemable first preferred shares, Series E of Emera;

2015 Annual Information Form	9

“Series F First Preferred Shares” means the cumulative redeemable rate reset first preferred shares, Series F of Emera;

“Series G First Preferred Shares” means the cumulative floating rate first preferred shares, Series G of Emera;

“SIA” means the Strategic Investment Agreement dated April 29, 2011 between Emera and APUC;

“South Canoe Wind Project” means a wind farm project approved by the Municipality of the District of Chester on March 14, 2013;

“State” means a state of the United States and includes, when the context requires, the state government;

“TECO Energy” means TECO Energy, Inc., an energy-related holding company incorporated under the laws of the State of Florida with regulated electric and gas utilities in Florida and New Mexico and traded on the New York Stock Exchange under the symbol “TE”.

“TECO Transaction” means the pending acquisition by Emera of TECO Energy;

“TSX” means The Toronto Stock Exchange;

“U.S.” means the United States;

“UARB” means the Nova Scotia Utility and Review Board, the independent regulator of NSPI;

“United States” means the United States of America;

“USD” means U.S. dollars;

“USGAAP” means the accounting principles which are recognized as being generally accepted and which are in effect from time to time in the U.S. as codified by the Financial Accounting Standards Board, or any successor institute; and

“West Sunrise Plant” means GBPC’s 52 MW electricity generation plant located on Grand Bahama Island.

All amounts are in CAD except where otherwise stated.

Reference to “including”, “include”, or “includes” means “including (or includes) but is not limited to” and shall not be construed to limit any general statement preceding it to the specific or similar items or matters immediately following it.

The information presented in this AIF is as of December 31, 2015, unless otherwise specified.

2015 Annual Information Form	10

CAUTIONARY NOTE REGARDING FORWARD – LOOKING INFORMATION

This AIF, including the documents incorporated herein by reference, contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecast”, “intends”, “may”, “plans”, “projects”, “schedule”, “should”, “targets, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. References to “Emera” in this section include references to the subsidiaries of Emera.

The forward-looking information in this AIF, including the documents incorporated herein by reference, includes statements which reflect the current view of Emera’s management with respect to, among other things, Emera’s objectives, plans, financial and operating performance, business prospects and opportunities. The forward-looking information reflects Emera’s managements’ current beliefs and is based on information currently available to Emera’s management and should not be read as guarantees of future events, performance or results, and will not necessarily be accurate indications of whether, or at times which, such events, performance or results will be achieved. All such forward-looking information in this AIF is provided pursuant to safe harbour provisions contained in applicable securities laws.

The forward-looking information in this AIF, including the documents incorporated herein by reference, includes statements regarding: Emera’s revenue, earnings and cash flow; the growth and diversification of Emera’s business and earnings base; future annual earnings growth; expansion of Emera’s business in the U.S. and elsewhere; the completion of announced acquisitions, including the TECO Transaction; the expected compliance by Emera with the regulation of its operations; the expected timing of regulatory decisions; forecasted capital expenditures; the nature, timing and costs associated with certain capital projects; the expected impacts on Emera of challenges in the global economy; estimated energy consumption rates; expectations related to annual operating cash flows; the expectation that Emera will continue to have reasonable access to capital in the near to medium term; expected debt maturities and repayments; expectations about increases in interest expense and/or fees associated with credit facilities; no material adverse credit rating actions being expected in the near term; the number of customers served in the future; the successful execution of relationships with third-parties, such as agreements relating to the Maritime Link Project, Muskrat Falls and the Assembly of Nova Scotia Mi’Kmaq Chiefs; the impact of currency fluctuations; expected changes in electricity rates; and the impacts of planned investment by the industry of gas transportation infrastructure within Northeastern United States.

The forecasts and projections that make up the forward-looking information are based on reasonable assumptions which include: the receipt of applicable regulatory approvals and requested rate decisions, including with respect to the TECO Transaction; no significant operational disruptions or environmental liability due to a catastrophic event or environmental upset caused by severe weather, other acts of nature or other major events; the continued ability to maintain transmission and distribution systems to ensure their continued performance; no severe and prolonged downturn in economic conditions; sufficient liquidity and capital resources; the continued ability to hedge exposures to fluctuations in interest rates, foreign exchange rates and commodity prices; no significant variability in interest rates; the impact of the TECO Transaction on earnings, assets and Emera’s customer base; the ability to receive permanent financing with respect to the TECO Transaction; the continued competitiveness of electricity pricing when compared with other alternative sources of energy; the continued availability of commodity supply; the absence of significant changes in government energy plans and environmental laws that may materially affect the operations and cash flows of

2015 Annual Information Form	11

Emera; maintenance of adequate insurance coverage; the ability to obtain and maintain licenses and permits; no material decrease in market energy sales prices; favourable labour relations; and sufficient human resources to deliver service and execute the capital program.

The forward-looking information is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ from current expectations include: regulatory risk; operating and maintenance risks; changes in economic conditions; commodity price and availability risk; capital market and liquidity risk; the completion of the TECO Transaction, including uncertainty regarding the length of time required to complete the TECO Transaction; future dividend growth; timing and costs associated with certain capital projects; the expected impacts on Emera of challenges in the global economy; estimated energy consumption rates; maintenance of adequate insurance coverage; changes in customer energy usage patterns; developments in technology; weather; commodity price risk; construction and development risk; unanticipated maintenance and other expenditures; derivative financial instruments and hedging availability and inability to complete the Debenture Offering ; failure by Emera to repay the acquisition credit facilities relating to the TECO Transaction; potential unavailability of the acquisition credit facilities relating to the TECO Transaction; alternate sources of funding that would be used to replace the acquisition credit facilities relating to the TECO Transaction may not be available when needed; impact of acquisition related expenses; interest rate risk; credit risk; rating agency risk; commercial relationship risk; disruption of fuel supply; country risks; environmental risks; foreign exchange; regulatory and government decisions, including changes to environmental, financial reporting and tax legislation; risks associated with pension plan performance and funding requirements; loss of service area; risk of failure of information technology infrastructure and cybersecurity risks; market energy sales prices; labour relations; and availability of labour and management resources.

For additional information with respect to Emera’s risk factors, reference should be made to the section of this AIF entitled “Risk Factors”.

Readers are cautioned not to place undue reliance on forward-looking information as actual results could differ materially from the plans, expectations, estimates or intentions and statements expressed in the forward-looking information. All forward-looking information in this AIF and in the documents incorporated herein by reference is qualified in its entirety by the above cautionary statements and, except as required by law, Emera undertakes no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

2015 Annual Information Form	12

INTRODUCTION

Emera is a geographically diverse energy and services company with approximately $12 billion in assets and 2015 revenues of $2.79 billion. Emera invests in electricity generation, transmission and distribution, gas transmission and utility services. Emera’s business continues to grow and evolve. Meeting customer demand for cleaner affordable energy remains central to Emera’s strategy.

Utilities

Regulated utilities are the foundation of Emera’s business, providing the company with strong and consistent earnings. From its beginnings as NS Power Holdings Incorporated in 1998 following the privatization of Nova Scotia Power Corporation in 1992, Emera has grown by investing in its businesses, and through strategic acquisitions. Emera became an international business with the acquisition of Bangor Hydro in 2001, and expanded its investment in the State of Maine by adding Maine & Maritimes Corporation (MAM) in 2010. In the Caribbean, Emera has built a business of scale, starting with its investment in St. Lucia’s electric utility (Lucelec) in 2007, and now holding an indirect majority ownership interest in electric utilities in Barbados, Grand Bahama and Dominica.

At the core of Emera’s utilities strategy is identifying opportunities to invest in the transition from higher carbon methods of electricity generation to lower carbon alternatives. NSPI has invested in wind energy, biomass and hydroelectricity with the result that in 2015, 27% of NSPI’s generation mix was derived from renewable sources, and on track to meet a minimum 40% renewable standard by 2020. In the Caribbean, Emera is similarly focused on introducing cleaner generation alternatives, with an emphasis on affordability and fuel cost stability for its customers.

Transmission

Emera is investing in electricity transmission to help get new renewable energy to market. Emera’s leadership in the Maritime Link Project is expected to transform the electricity market in the Atlantic Provinces, enabling growth in the availability of clean, renewable energy for the region. In addition, the Atlantic Provinces will be connected to the Northeastern United States, providing potential for excess renewable energy to be delivered throughout that region.

Non-regulated

Since its formation in 2003, Emera Energy has become a leader in the Northeastern United States electricity and natural gas marketplace. It has built a strong marketing, trading and asset management business, based on comprehensive market knowledge, a focus on customer service and strong risk management. The integration and performance of the three New England Gas Generating Facilities purchased in 2013 has contributed significantly to the success of Emera Energy. Natural gas is an effective and reliable back-up for intermittent renewable sources and is a cleaner alternative to other fossil fuels. Emera Energy has invested to improve the performance of its natural gas generation assets in New England, creating long-term value for its business.

As it has grown, Emera has held true to the core values that guide its business: building relationships of integrity, focusing on operations and service excellence, investing in its people, and making safety and health its foremost priority. For more information on the business operations of the Company, refer to the “Description of the Business” section below.

2015 Annual Information Form	13

CORPORATE STRUCTURE

Name and Incorporation

Emera Incorporated was incorporated on July 23, 1998 pursuant to the Companies Act (Nova Scotia). Emera’s principal, head and registered office is located at 5151 Terminal Road, Halifax, Nova Scotia B3J 1A1.

Intercorporate Relationships

The following organizational table sets forth the relationships between Emera and its principal subsidiaries, Emera’s ownership of the respective subsidiaries, as well as their respective jurisdictions of incorporation:

Subsidiaries	Percentage Ownership (%)(1)		Jurisdiction (2)
NSPI	100		Nova Scotia
Emera Maine	100		Maine
EE New England Gas Generation	100		Delaware
Emera Energy Services	100		Canada/United States
GBPC	80.4		The Bahamas
ECI	95.5	(3)	Barbados
EBPC	100		Canada
ENL	100		Newfoundland and Labrador

(1)	The percentage of votes attaching to all voting securities beneficially owned, or controlled or directed, directly or indirectly by Emera.
(2)	Jurisdiction of incorporation, continuance or formation.
(3)	Emera and ECI are proceeding with a “going private transaction” pursuant to which ECI will amalgamate with Emera (Caribbean) (2016) Inc., a wholly owned subsidiary of EBH2 under the Companies Act (Barbados), in order for Emera to indirectly acquire all of the common shares of ECI that it does not already own. The amalgamation occurred on February 25, 2016 resulting in 100% ownership of the common shares of ECI by EBH2.

Emera’s other subsidiaries together account for less than 10% of total consolidated operating revenues and less than 20% of total consolidated assets of Emera for the year ended December 31, 2015.

GENERAL DEVELOPMENT OF THE BUSINESS

EMERA

Emera seeks to deliver long-term growth to investors. Accordingly, annual dividend growth, earnings per common share growth and total shareholder return are the primary measures of performance. Emera is targeting 8% annual dividend growth through 2019. The following table details Emera’s one, three and five-year performance for these metrics, as well as the S&P/TSX Capped Utilities Index annualized total shareholder return for those periods:

2015 Annual Information Form	14

For the	Year ended December 31, 2015
	1 year (%)	3 year (%)	5 year (%)
Dividend per share compound annual growth rate(1)	12.7	6.9	7.4
Adjusted earnings per share compound annual growth rate(2)	1.3	6.9	5.9
Emera annualized total shareholder return (2)	16.4	12.1	11.1
S&P/TSX Capped Utilities Index annualized total shareholder return (3)	(3.5)	2.3	3.5

(1)	The dividend per share compound annual growth rate is based on the dividends paid in the year.
(2)	The adjusted earnings per share compound annual growth rates do not include TECO Transaction related costs.
(3)	Total shareholder return combines share price appreciation and dividends per common share paid during the fiscal year to show the total return to the shareholder expressed as an annualized percentage assuming dividends are reinvested each time they are paid.
(4)	The S&P/TSX Capped Sector Indices provide liquid and tradable benchmarks for related derivative products of Canadian economic sectors. Constituents are selected from a stock pool of S&P/TSX Composite Index Stocks, and the relative weight of any single index constituent is capped at 25%. The indices are based upon the Global Industry Classification Standards (GICS®). The S&P/TSX Capped Utilities Index imposes capped weights on the index constituents included in the S&P/TSX Composite that are classified in the GICS® utilities sector.

Energy markets worldwide, in particular across North America, are undergoing foundational changes that have created significant investment opportunities for companies with Emera’s experience and capabilities. Key trends contributing to these investment opportunities include: aging infrastructure, environmental concerns (including demand for new, less carbon-intensive and renewable generation), lower-cost natural gas, growing demand for new electric heating solutions, and the requirement for large-scale transmission projects to deliver new energy sources to customers. Within this context, Emera is focused on growing shareholder value by identifying reliable and affordable energy solutions, typically involving the replacement of higher-carbon electricity generation with generation from cleaner sources, and the related transmission and distribution infrastructure to deliver that energy to market.

Emera has strong partnerships and relationships throughout the regions in which it operates and has established a diverse investment and operations profile that links its assets and capabilities in those regions. Core to Emera’s strategy is the ability to leverage these particular linkages and adjacencies to create solutions for customers and investment opportunities for the Company.

Emera’s strategy is based on its collaborative approach to strategic partnerships, its ability to find creative solutions to work within and across multiple jurisdictions, and its experience dealing with complex projects and investment structures. The Company expects to continue to make investments in its regulated utilities to benefit customers and focus on providing rate stability to its customers. From time to time, Emera anticipates making acquisitions, both regulated and unregulated, where the business or asset acquired aligns with Emera’s strategic initiatives and delivers shareholder value.

To ensure stability in Adjusted net income and cash flows, Emera employs operating and governance models that focus on operational excellence, constructive regulatory approaches, proactive stakeholder engagement and a customer focus through service reliability and rate stability.

Emera targets achieving 75 to 85% of its Adjusted net income from rate-regulated subsidiaries, which generally contribute strong, predictable income and cash flows that fund dividends, reinvestment and which is reflective of the Company’s risk tolerance. Emera has an annual dividend growth target of 8% through 2019.

In 2015, approximately 65% of Emera’s Adjusted net income was earned by its rate-regulated subsidiaries, which is lower than 2014 (i.e., 67%) and is lower than its strategic target mentioned above. Specifically, the lower percentage of Adjusted net income from non-rate regulated subsidiaries is a result of a substantial increase in Emera Energy’s earnings primarily due to strong performance by the New England Gas Generating Facilities, and a strengthening U.S. dollar. It is not the result of a change in Emera’s risk tolerance, nor is it from additional capital allocations to non-regulated businesses. Rather, it is the result of strong operating and financial performance of existing non-regulated investments

2015 Annual Information Form	15

and businesses. Following the closing of the TECO Transaction, the Company is expected to achieve its Adjusted net income target of 75 to 85%.

Emera has grown its asset base to enable growth and deliver on its strategic objectives. Over the last 10 years, Emera’s ability to raise the capital necessary to fund investments has been a strong enabler of the Company’s growth. This was demonstrated in the Debenture Offering completed in connection with the TECO Transaction. In addition to access to debt and equity capital markets, cash flow from operations will continue to play a role in financing the Company’s future growth. Maintaining strong, investment grade credit ratings is an important component of Emera’s financing strategy.

For further information related to Emera’s consolidated revenues for the years ended December 31, 2015, December 31, 2014 and December 31, 2013, see the “Consolidated Financial Highlights”, “Emera Consolidated Statements of Income” and “2015 Consolidated Income Statement and Operating Cash Flow Highlights” sections in the MD&A, which are incorporated herein by reference.

The following discussion summarizes key developments in Emera’s business and operations over the last three completed financial years.

Pending Acquisition of TECO Energy

On September 4, 2015, the Company announced a definitive agreement for Emera to acquire TECO Energy. TECO Energy shareholders will receive $27.55 USD per common share in cash, which represents an aggregate purchase price of approximately $10.4 billion USD and which includes the assumption of approximately $3.9 billion USD of debt.

TECO Energy is an energy-related holding company with regulated electric and gas utilities in Florida and New Mexico. TECO Energy’s holdings include: Tampa Electric, an integrated regulated electric utility which serves more than 700,000 customers in West Central Florida; Peoples Gas System, a regulated gas distribution utility which serves more than 350,000 customers across Florida; and New Mexico Gas Co., also a regulated gas distribution utility which serves more than 510,000 customers across New Mexico.

Upon completion of the TECO Transaction, Emera will have over $26 billion of assets and more than 2.4 million electric and gas customers. Emera has fully committed non-revolving term credit facilities in place from a syndicate of banks in an aggregate amount of $6.5 billion USD (the “Acquisition Credit Facilities”) to ensure the sufficiency of funding to complete the TECO Transaction. The Acquisition Credit Facilities are comprised of (i) a $4.3 billion USD debt bridge facility, repayable in full on the first anniversary following its advance, and (ii) a $2.2 billion USD equity bridge facility repayable in full on the first anniversary following its advance. Permanent financing of the TECO Transaction is expected to be obtained before or after closing, from one or more capital market offerings, including debt and preferred equity, as well as from internally generated sources. A portion of the permanent financing has already been arranged through the sale of $2.185 billion of Debentures. The Acquisition Credit Facilities are available to address any temporary shortfalls while completing the balance of the permanent financing.

Emera is required to effect reductions or make prepayments of the Acquisition Credit Facilities in an amount equal to the net cash proceeds from any common equity, preferred equity, bond or other debt offerings and any non-ordinary course asset sales by Emera and its subsidiaries, subject to certain prescribed exceptions and certain other prescribed transactions. Net proceeds from any such offerings, including the net proceeds of the Final Instalment under the Debenture Offering, or from any such non-ordinary course asset sales or transactions, will be applied to permanently reduce the commitments of the lenders under the Acquisition Credit Facilities or to repay the Acquisition Credit Facilities after they are drawn. On October 16, 2015, Emera permanently reduced the USD bridge facility in the amount of approximately $588.3 million USD with the proceeds of the first instalment of the Debentures and the proceeds from the Bear Swamp financing.

2015 Annual Information Form	16

The credit agreements pursuant to which the Acquisition Credit Facilities will be extended (the “Acquisition Credit Agreements”) will contain certain prepayment options in favour of Emera and certain prepayment obligations upon the occurrence of certain events. In particular, the net proceeds of any equity or debt offering by Emera and certain of its subsidiaries (other than certain permitted equity or debt offerings subject to certain prescribed exceptions) and of any non-ordinary course asset sales (subject to certain prescribed exceptions) and certain other prescribed transactions will be required to be used to prepay the Acquisition Credit Facilities and any prepayment under the Acquisition Credit Facilities may not be re-borrowed. The Acquisition Credit Agreements will contain customary representations and warranties and affirmative and negative covenants of Emera that will closely resemble those in Emera’s existing revolving credit facility (as the same may be amended to reflect the TECO Transaction).

The cash purchase price of the TECO Transaction and the acquisition related costs will be financed at the closing of the acquisition with one or more of the following sources: (i) net proceeds of the first instalment and the Final Instalment under the Debenture Offering, (ii) net proceeds of any subsequently completed preferred equity or bond or other debt offerings, (iii) amounts drawn under the Acquisition Credit Facilities and Emera’s existing revolving credit facility, and (iv) existing cash on hand and other sources available to the Company. Common equity and other available sources are expected to comprise $1.7 billion USD to $2.1 billion USD of the long-term financing for the acquisition, preferred equity offerings are expected to amount to $0.8 billion USD to $1.2 billion USD and bond or other debt offerings are expected to amount to $3.4 billion USD to $3.8 billion USD.

The closing of the TECO Transaction is expected to occur in mid-2016. It is subject to certain regulatory and government approvals, including approval by the New Mexico Public Regulation Commission and the satisfaction of closing conditions. Below is a summary of the approvals received to date:

•	TECO Energy shareholder approval on December 3, 2015;

•	FERC approval on January 21, 2016; and

•	Committee on Foreign Investment in the United States approval on March 23, 2016.

Additionally, the waiting period expired on February 8, 2016 under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

On December 14, 2015, the New Mexico Public Regulation Commission set a hearing to begin on May 23, 2016 for the joint application of the change in control of New Mexico Gas Co. effected by the TECO Transaction.

Emera expects to incur a number of costs associated with completing the TECO Transaction. The majority of these costs will be non-recurring expenses resulting from the acquisition, including costs relating to the financing of the acquisition and obtaining regulatory approvals. Additional unanticipated costs may be incurred relating to the TECO Transaction.

Executive Appointments

On January 15, 2016, Greg Blunden was appointed Chief Financial Officer (“CFO”) of Emera, effective March 1, 2016. Mr. Blunden has held financial leadership roles at Emera, Emera Maine and NSPI. Most recently, Mr. Blunden was Vice President, Corporate Strategy & Planning.

On January 15, 2016, Emera’s current CFO, Scott Balfour, was appointed Chief Operating Officer, Northeast and Caribbean, effective March 1, 2016. Mr. Balfour will provide senior executive leadership for Emera’s existing operations, including NSPI, Emera Energy, Emera Maine, Emera Caribbean, EBPC and Emera Utility Services.

On January 15, 2016, Wayne O’Connor was appointed Vice President, Corporate Strategy & Planning for Emera, effective March 1, 2016. Mr. O’Connor will coordinate Emera’s planning and strategy development efforts to grow and expand the Company’s business. Previously, he was Executive Vice-President of Operations at NSPI.

2015 Annual Information Form	17

On September 22, 2015, Rob Bennett was appointed President and Chief Executive Officer of Emera U.S. Inc., a wholly owned subsidiary of Emera, to lead the integration of TECO Energy. Previously, Mr. Bennett had been the Chief Operating Officer, Eastern Canada.

On August 31, 2015, Roman Coba was appointed Chief Information Officer of Emera.

Purchase of ECI Outstanding Shares

On November 16, 2015, EBH2 announced its intention to acquire the outstanding common shares of ECI (the “Offer”). Minority ECI shareholders could elect to receive $23.26 ($33.30 BBD) in cash per common share (the “Cash Offer”) or 2.1 Emera DRs representing common shares of Emera (the “DR Offer”) or a combination of the two offers. Each Emera DR initially represented one quarter of an Emera common share.

As a result of the Offer, EBH2 acquired approximately 2.6 million common shares of ECI. As of Janauary 29, 2016, EBH2 had increased its ownership in ECI to 95.9% from 80.7%.

On January 8, 2016, the Emera DRs began trading on the Barbados Stock Exchange.

On January 25, 2016, Emera announced that EBH2 would proceed to acquire the remaining common shares of ECI from minority shareholders at the same Cash Offer and DR Offer, described above, by way of an amalgamation between ECI and a wholly owned subsidiary of EBH2. The amalgamation was completed on February 25, 2016, and EBH2 became the sole common shareholder of ECI. Pursuant to the amalgamation, holders of common shares of ECI received redeemable Class A preferred shares of the amalgamated company, which were redeemed on March 22, 2016.

Maritime Link Project and Strategic Partnership with Nalcor Energy on Muskrat Falls Projects

On July 31, 2012, Emera and Nalcor, along with the Provinces of Nova Scotia and Newfoundland and Labrador, executed 13 agreements in respect of the development and transmission of hydroelectric power from Muskrat Falls on the Churchill River in Labrador to the island of Newfoundland, the Province of Nova Scotia and through to New England. The agreements relate to the development of the Muskrat Falls Generating Station, the Labrador Transmission Assets, the Labrador-Island Transmission Link Project and the Maritime Link Project. More specifically, these agreements set out the detailed terms pursuant to which:

•	Nalcor will construct and own a 824 MW hydro-electric generating facility at Muskrat Falls on the Lower Churchill River in Labrador and the Labrador Transmission Assets;

•	Emera will invest in the Labrador-Island Transmission Link Project; and

•	Emera will build, finance and operate for 35 years beginning in 2018, the Maritime Link Project, a transmission project linking the island of Newfoundland to Nova Scotia.

The execution of these agreements was followed, on November 30, 2012, with a finalization of a term sheet detailing the basis upon which the Government of Canada would provide financial support to the Maritime Link Project by way of a loan guarantee. This loan guarantee (the “Federal Loan Guarantee” or “FLG”) provides, among other things, that the Government of Canada would fulfill any payment obligations on the guaranteed debt relating to the Maritime Link Project in the event of a default on the guaranteed debt. The FLG enhances the credit rating of the debt financing of the Maritime Link Project to that of the Government of Canada, thus providing a material reduction to the cost of borrowing for the project.

On December 5, 2012, the Newfoundland and Labrador legislature voted in favour of a bill to approve the Muskrat Falls Generating Station, the Labrador Transmission Assets and the Labrador-Island Transmission Link Project.

2015 Annual Information Form	18

On December 17, 2012, Emera and Nalcor entered into a sanction agreement enabling both parties to advance their respective projects. Nalcor officially sanctioned the Muskrat Falls Generating Station and the Labrador-Island Transmission Link Project on December 17, 2012, and at that time revised and finalized its capital cost estimates for the Muskrat Falls Generating Station, including Labrador Transmission Assets, from $2.9 billion to $3.6 billion and from $2.1 billion to $2.6 billion for the Labrador-Island Transmission Link Project. This set the stage for construction to begin on the Nalcor projects. On behalf of Emera, ENL’s two subsidiaries, NSP Maritime Link Inc. and ENL Island Link Inc. will respectively carry out the development of the Maritime Link Project and invest in the Labrador-Island Transmission Link Project.

On January 28, 2013, NSP Maritime Link Inc. filed an application with the UARB seeking approval of the Maritime Link Project. Previously, on May 17, 2012, the Province of Nova Scotia passed the Maritime Link Act in order to enable a project specific review of the Maritime Link Project by the UARB. Pursuant to the Maritime Link Act, the Province of Nova Scotia announced the Maritime Link Approval Process Regulations on October 2, 2012, setting out the approval process to be followed for the Maritime Link Project.

On February 11, 2013, ENL Island Link Inc. invested $67.7 million in the Labrador-Island Transmission Link Project.

On June 21, 2013, NSP Maritime Link Inc. received a release from the Federal Environmental Assessment process, as well as environmental approval from the Provinces of Newfoundland and Labrador and Nova Scotia for the Maritime Link Project.

On July 22, 2013, NSP Maritime Link Inc. received the UARB decision on the Maritime Link Project. The UARB approved the Maritime Link Project subject to certain conditions, including an assurance that additional market-priced energy will be available to Nova Scotians. The UARB approved requested project costs of $1.52 billion and the requested variance amount of $60 million, for total approved project costs of $1.58 billion plus AFUDC.

On October 21, 2013, NSP Maritime Link Inc. filed the Maritime Link Project compliance filing with the UARB. The compliance filing sought confirmation from the UARB that NSP Maritime Link Inc. has complied with each of the UARB conditions, including the condition relating to the availability of market-priced energy.

On November 29, 2013, the UARB approved the Maritime Link Project compliance filing and gave its final approval of the Maritime Link Project. Subsequent to that UARB approval, the Nova Scotia government passed legislative amendments to the Maritime Link Act (Nova Scotia), which clarified certain aspects of the regulatory framework in respect of the Maritime Link Project and provides NSP Maritime Link Inc. with certain legal rights to facilitate the development and operation of the Maritime Link Project.

In early December 2013, Nalcor Energy and the Government of Newfoundland and Labrador announced the Federal Loan Guarantee associated with the Muskrat Falls Generating Station, the Labrador Transmission Assets and the Labrador-Island Transmission Link Project had been issued, and the financing for the Muskrat Falls Hydroelectric Project had been completed.

On December 13, 2013, NSP Maritime Link Inc. filed its first quarterly compliance filing with the UARB, which included an updated capital cost estimate for the Maritime Link Project of $1.577 billion. Based upon this cost estimate and the application of the terms of the agreement with Nalcor, whereby NSP Maritime Link Inc. will pay 20% of the total cost of the Lower Churchill Project Phase I and Maritime Link Project, the amount of this cost estimate that will be NSP Maritime Link Inc.’s responsibility will be $1.5554 billion. The parties have agreed that Nalcor will be responsible for any difference between the $1.5554 billion and the final actual capital costs of the Maritime Link Project, up to $1.577 billion. Any such adjustment will be payable by Nalcor no later than 30 days after the actual capital costs of the Maritime

2015 Annual Information Form	19

Link Project are finally determined. Any actual capital costs of the Maritime Link Project in excess of the $1.577 billion shall be dealt with in accordance with the provisions of the Maritime Link Joint Development Agreement.

On January 30, 2014, NSP Maritime Link Inc. entered into the first of the Maritime Link Project’s three major contracts: the supply and installation of the high-voltage direct current submarine cable. In February 2014, construction activities began in both Nova Scotia and Newfoundland and Labrador, with the initiation of rights-of-way clearing activities.

On March 6, 2014, following satisfaction of the relevant conditions in the FLG term sheet, the Government of Canada issued the Federal Loan Guarantee in respect of the Maritime Link Project.

On April 23, 2014, the MLFT completed its offering of $1.3 billion aggregate principal amount of 3.5% amortizing bonds due December 1, 2052 at a price of $999.57 per $1,000 principal amount of bonds for aggregate gross proceeds of approximately $1.3 billion. The amortization of the bonds is from December 1, 2020 to December 1, 2052. The bonds are guaranteed by the Government of Canada under the FLG and have been assigned a rating of “AAA” by S&P and DBRS. The net proceeds are being used to fund construction of the Maritime Link Project.

Together with certain financing entered into earlier by or on behalf of MLFT and NSP Maritime Link Inc., this bond offering fully satisfied the obligations of Emera under the Payment Obligation Agreement previously entered into between Emera, NSP Maritime Link Inc. and the Government of Canada. Upon completion of the bond offering, Emera became obligated under the Completion Guarantee previously granted by Emera in favour of the Government Canada. Under the Completion Guarantee, Emera has guaranteed the performance of the obligations of NSP Maritime Link Inc. to cause the completion of the Maritime Link Project, in the circumstances and within the timelines provided for in the Completion Guarantee.

On June 26, 2014, NSP Maritime Link Inc. entered into the second of the Maritime Link Project’s three major contracts: the supply and installation of two HVdc converter stations as well as three substations and two transition compounds.

In Q3 2014, the last of NSP Maritime Link Inc.’s labour agreements was signed.

On March 12, 2015, NSP Maritime Link Inc. entered into the third of the Maritime Link Project’s three major contracts, with Abengoa S.A., a global Spanish energy and transmission construction company for the construction of approximately 400 km of transmission lines in the Provinces of Newfoundland and Labrador and Nova Scotia. On November 25, 2015, Abengoa S.A. filed a notice under Spanish law, which provides for pre-insolvency protection in Spain, giving Abengoa S.A. the opportunity to reach an agreement with creditors to avoid a full insolvency process. ENL has worked closely with Abengoa S.A. and the performance bond sureties to minimize project impacts. Work on the Maritime Link Project continues.

On April 9, 2015, NSP Maritime Link Inc. and the Assembly of Nova Scotia Mi’kmaq Chiefs signed a Socio-Economic Agreement for the Maritime Link Project. Under the Socio-Economic Agreement, NSP Maritime Link Inc. will support ongoing engagement and commitments made during the environmental assessment process, including Mi’kmaq participation in environmental monitoring and employment and business opportunities for Mi’kmaq people.

2015 Annual Information Form	20

Purchase of Natural Gas Generation Facilities in New England

On November 19, 2013, Emera acquired all of the outstanding equity interests in three combined-cycle gas-fired electricity generating facilities in New England that make up EE New England Gas Generation: Bridgeport Energy (520 MW, since upgraded to 560 MW) in Bridgeport, Connecticut; Tiverton Power (265 MW) in Tiverton, Rhode Island; and Rumford Power (265 MW) in Rumford, Maine, for total cash consideration of $573.9 million CAD ($548.4 million USD). This addition of gas generation in the Northeastern United States has been a strategic objective of Emera and is a complement to its hydro investment in the region.

To finance the transaction, Emera utilized $150 million USD received on repayment of a loan to NWP, which was facilitated by the refinancing of that entity’s indebtedness; a one-year $350 million USD non-revolving credit facility established by an indirect wholly owned subsidiary of Emera; and other cash resources on hand.

First Wind

On June 15, 2012, Emera and First Wind closed their transaction to jointly own and operate a 419 MW portfolio of wind energy projects in the Northeastern United States through a new company, NWP, owned 51% by First Wind and 49% by Emera. Emera invested $215 million USD, including transaction costs, and loaned $150 million USD to NWP, to be repaid within five years. On November 14, 2013, Emera received repayment of the $150 million USD loan to NWP in full. First Wind managed and operated the wind energy projects, and Emera Energy Services provided energy management services.

Emera and First Wind also had an agreement relating to additional wind energy projects developed or acquired by First Wind. Under this agreement, on February 11, 2013, Emera, through its interest in NWP, acquired a 49% interest in 34 MW Bull Hill project for $14.4 million USD.

On January 29, 2015, Emera sold its 49% interest in NWP to First Wind for $223.3 million USD.

Strategic Partnership with Algonquin Power & Utilities Corp.

APUC is a diversified generation, transmission and distribution utility traded on the TSX under the symbol “AQN”. The distribution group operates in the United States and provides rate regulated water, electricity and natural gas utility services. The non-regulated generation group owns or has interests in a portfolio of North American-based contracted wind, solar, hydroelectric and natural gas powered generating facilities. The transmission group invests in rate-regulated electric transmission and natural gas pipeline systems in the United States and Canada.

Emera’s SIA with APUC establishes how Emera and APUC will work together to pursue specific strategic investments of mutual benefit. The SIA outlines “areas of pursuit” for both Emera and APUC. For Emera, these include investment opportunities related to regulated renewable generation and transmission projects within its service territories, and large electric utilities. For APUC, these include investment opportunities relating to unregulated renewable generation, small electric utilities and gas distribution utilities. Emera is committed to working with APUC on opportunities that fit within APUC’s “areas of pursuit”.

The SIA also provides for Emera to acquire up to 25% of APUC through the purchase of common shares issued by APUC to fund certain investment opportunities under the SIA. The acquisition of APUC shares is subject to regulatory approval. On June 25, 2012, Emera requested FERC and MPUC approval to increase its ownership in APUC to 25%; these approvals have now been received. The MPUC order, received on January 28, 2013, gave approval of Emera’s 25% ownership interest in APUC and stipulated that Emera’s dollar investment in APUC cannot exceed 5% of Emera’s total assets.

2015 Annual Information Form	21

On October 28, 2014, the approval order was appealed by Houlton Water Company and the Industrial Energy Consumer Group. Emera will continue to participate in the court appeal process to support the MPUC’s decision.

APUC share purchases by Emera have generally been made through the acquisition of subscription receipts in exchange for promissory notes at an agreed upon price, which are then exchangeable into common shares upon meeting certain transaction specific conditions, or at a later date at Emera’s option, as applicable. The acquisition and conversion of subscription receipts is subject to approvals required under applicable laws, including the rules of the TSX.

As at December 31, 2015, Emera owned 50.1 million common shares of APUC and had 12.6 million outstanding subscription receipts and dividend equivalents, at an average conversion price of $9.20 and an average book value of $8.03 per share. APUC’s market price per common share was $10.91 as at December 31, 2015 (2014 - $9.64). The outstanding subscription receipts became eligible for conversion into APUC common shares at Emera’s election in Q4 2015 and will automatically convert to common shares in Q4 2016 if an election is not made.

As at December 31, 2015, the carrying value of Emera’s investment in APUC was $503.7 million (2014 - $336.4 million).

Gains on Dilution of APUC Equity Investment

In December 2015, APUC closed a 14.355 million common share offering. As a result, Emera recorded a dilution gain of $11.1 million (after-tax earnings of $9.4 million or $0.06 per common share) in “Income from Equity Investments”, as described in the MD&A.

In Q3 2014 and Q4 2014 respectively, APUC closed 16.86 million and 10.05 million common share offerings. In addition, in Q3 2014, an over-allotment option of 2.52 million common shares was exercised. As a result of these two transactions, in Q3 2014, Emera recorded a gain of $10.8 million (after-tax earnings of $9.1 million or $0.06 per common share) and in Q4 2014, a gain of $7.5 million (after-tax earnings of $6.4 million or $0.04 per common share) in “Income from Equity Investments”, as described in the MD&A.

Empire District Electric Company Transaction

On February 9, 2016, APUC announced its intention to acquire The Empire District Electric Company in a $3.4 billion transaction, which is expected to close in Q1 2017. The closing of this transaction and its related financing is expected to reduce Emera’s ownership interest.

Nova Scotia Power

Electricity Plan and Rate Stability

On November 9, 2015, the Province of Nova Scotia released its electricity plan to support stable and predictable energy rates until 2019. The electricity plan also provides for the development of performance standards through a 2016 UARB regulatory process. On December 18, 2015, the Province of Nova Scotia enacted the Electricity Plan Act, which requires NSPI to file a three-year rate plan for Fuel Costs in Q1 2016 and to file a three-year GRA to change non-fuel rates by April 30, 2016. NSPI filed its three year rate plan for Fuel costs on March 7, 2016, indicating an average annual increase of 1.3 per cent per year from 2017 to 2019. NSPI has also confirmed that no GRA for non-fuel cost will be filed for the 2017 to 2019 period.

The Electricity Plan Act directs NSPI to apply non-fuel revenues in excess of NSPI’s approved range of return in 2015 and 2016 to the FAM, which will be reserved to be applied in the 2017 to 2019 period. In addition, the financial benefit resulting from a change in the recognition of certain tax benefits for the South Canoe Wind Project and the Sable Wind Project is to be reserved to be applied to the FAM in the 2017 to 2019 period. The exception to this direction is to apply

2015 Annual Information Form	22

a sufficient amount of non-fuel revenues to offset potential fuel related rate increases for certain customer classes in 2016 that would have been otherwise required. For more information, see the “Regulated Fuel Adjustment Mechanism and FAM Regulatory Deferral” section of the MD&A, which is incorporated herein by reference.

Emera Maine

FERC Audit

In November 2014, the FERC commenced an audit covering the 2013 and 2014 period of Bangor Hydro’s compliance with conditions established in FERC’s orders authorizing its acquisition of MPS, which occurred on January 1, 2014. These two predecessor companies formed Emera Maine. The final audit report was released in early January 2016. The findings in the audit report conclude that Emera Maine did not follow the prescribed methodology for the calculation of AFUDC during the audit period and Emera Maine had included, in rates, costs of the Bangor Hydro and MPS merger prior to making the required filings. Emera Maine will fully comply with the recommendations in the audit report, including making the required filings for the merger costs and re-calculating AFUDC for 2013 and 2014, as ordered, which resulted in an immaterial impact on the Company’s consolidated statements of income.

Emera Maine ROE Proceedings

On September 30, 2011, a group including the Attorney General of Massachusetts, New England utilities commissions, state public advocates and end users filed a complaint with the FERC alleging that the 11.14 % base ROE under the ISO-NE OATT was unjust and unreasonable. On June 19, 2014, the FERC issued an order in connection with this complaint, changing the methodology used to set the ROE for transmission assets.

This change would lower the base transmission ROE to 10.57% for the period of October 1, 2011 to December 31, 2012, subject to a further proceeding to finalize the determination of appropriate rates to be used in such calculation. The FERC decision would also lower the cap on the total ROE (inclusive of incentive adders) for transmission assets to 11.74%. In an order issued on October 16, 2014, the FERC confirmed that the ROE set in its earlier order was appropriate.

On March 3, 2015, in response to requests for rehearing from several parties, FERC affirmed its initial Order, setting of the base ROE of 10.57% and capping the total ROE, including the effect of incentive adders, at 11.74%. Notices of Appeal to the U.S. Court of Appeals for the DC Circuit were filed by New England Transmission Operators and the complainants in the case on April 30, 2015. In Q2 2015, Emera Maine began processing the refunds to customers, based on a 10.57% ROE. By court order dated August 20, 2015, the DC Court of Appeals decided to hold the appeal of this case in abeyance pending the outcome of the consolidated cases (“ENE Case” and “MA AG II Case”) discussed below.

On December 27, 2012, a second group of consumer advocates, including Environment Northeast filed a complaint with the FERC on similar grounds, arguing that the 11.14% base ROE under the OATT was unjust and unreasonable (the ENE Case). On June 19, 2014, the FERC issued an order in this second ROE case, finding in favour of the complainants and allowing the complaint to proceed. As a result, a new ROE will be calculated and set by the FERC. This complaint created a new 15-month refund period beginning January 1, 2013 through March 31, 2014.

On July 31, 2014, a group of state commissions, state public advocates and end users filed a third complaint with the FERC alleging the ROE earned on transmission investments is unjust and unreasonable and does not reflect current economic conditions (the MA AG II Case). Any potential refund arising from this third complaint will relate to the period from July 31, 2014 to September 30, 2015, and the outcome will set the ROE going forward from the date of decision.

On November 24, 2014, FERC consolidated the ENE Case and MA AG II Case. A subsequent order by the FERC established a schedule for various procedural matters that turned the case over to an Administrative Law Judge in

2015 Annual Information Form	23

September 2015. Once that judge’s recommended decision is rendered, parties may file exceptions, and then the case is set for decision by FERC.

Emera Maine has recorded net reserves of $6.9 million pre-tax ($5.0 million USD) (2014 - $8.5 million) for these refund complaints as at December 31, 2015, based on a 10.57% ROE.

On March 22, 2016, the Administrative Law Judge issued a recommendation to the FERC with respect to the two outstanding ROE complaints (ENE Case and MA AG II Case). Each complaint was for a 15-month period with the recommendation for the ENE Case being 9.59% ROE, with a 10.42% maximum ROE, and the recommendation for MA AG II Case being 10.90% ROE, with a 12.19% maximum ROE.

USGAAP – Exemptive Relief and Companies Act Relief

On April 28, 2014, Emera was granted exemptive relief by Canadian securities regulators allowing it to continue to report its financial results in accordance with USGAAP (the “Exemptive Relief”). On July 9, 2014, Emera was granted an order pursuant to the Companies Act (Nova Scotia) exempting it from the Companies Act requirement to prepare its annual financial statements in accordance with IFRS (the “Companies Act Relief”). Both the Exemptive Relief and the Companies Act Relief will remain in effect for Emera until the earlier of: (i) January 1, 2019; (ii) the first day of the Company’s financial year commencing after the Company ceases to have activities subject to rate regulation; and (iii) the effective date prescribed by the International Accounting Standards Board for the mandatory application of a standard within IFRS specific to entities with rate-regulated activities. The Exemptive Relief and the Companies Act Relief each replace previous similar exemptive relief that had been granted to Emera in 2012 and 2011 respectively, which would have expired by January 1, 2015.

Financing Activity

Emera

Debentures Represented by Instalment Receipts

To finance a portion of the TECO Transaction, on September 28, 2015, Emera, through the Selling Debentureholder, completed the sale of $1.9 billion aggregate principal amount of Debentures, represented by instalment receipts. On October 2, 2015, in connection with the Debenture Offering, the underwriters fully exercised an overallotment option and purchased an additional $285 million aggregate principal amount of Debentures at the Debenture Offering price.

The Debentures were sold on an instalment basis at a price of $1,000 per Debenture, of which $333 was paid on closing of the Debenture Offering or exercise of over-allotment option, as applicable, with the Final Instalment being payable on the Final Instalment Date.

Prior to the Final Instalment Date, the Debentures are represented by instalment receipts. The instalment receipts began trading on the TSX on September 28, 2015 under the symbol “EMA.IR”. The Debentures will not be listed. The Debentures will mature on September 29, 2025 and bear interest at an annual rate of 4.00% per $1,000 principal amount of Debentures until and including the Final Instalment Date, after which the interest rate will be 0.00%. Based on the first instalment of $333 per $1,000 principal amount of Debentures, the effective annual yield to and including the Final Instalment Date is 12%, and the effective annual yield thereafter is 0.00%.

If the Final Instalment Date occurs on a day that is prior to the first anniversary of the closing of the Debenture Offering, holders of Debentures who have paid the Final Instalment on or before the Final Instalment Date will be entitled to receive, on the business day following the Final Instalment Date, in addition to the payment of accrued and unpaid interest to and including the Final Instalment Date, the Make-Whole Payment.

2015 Annual Information Form	24

No Make-Whole Payment will be payable if the Final Instalment Date occurs on or after the first anniversary of the closing of the Debenture Offering. Under the terms of the instalment receipt agreement, Emera agreed that until such time as the Debentures have been redeemed in accordance with the foregoing or the Final Instalment Date has occurred, the Company will at all times hold (on a consolidated basis) short-term USD investment grade securities or have cash on hand of not less than the aggregate amount of the first instalment paid on the closing of the Debenture Offering and the exercise of the over-allotment option, in the event of a mandatory redemption.

At the option of the holders and provided that payment of the Final Instalment has been made, each Debenture will be convertible into common shares of Emera at any time after the Final Instalment Date, but prior to the earlier of maturity or redemption by the Company, at a conversion price of $41.85 per common share. This is a conversion rate of 23.8949 common shares per $1,000 principal amount of Debentures, subject to adjustment in certain events.

Prior to the Final Instalment Date, the Debentures may not be redeemed by the Company, except that Debentures will be redeemed by the Company at a price equal to their principal amount plus accrued and unpaid interest following the earlier of: (i) notification to holders that the conditions precedent to the closing of the TECO Transaction will not be satisfied; (ii) termination of the TECO Transaction agreement; and (iii) April 24, 2017, if notice of the Final Instalment Date has not been given to holders on or before April 21, 2017. Upon any such redemption, the Company will pay for each Debenture: (i) $333 plus accrued and unpaid interest to the holder of the instalment receipt; and (ii) $667 to the Selling Debentureholder on behalf of the holder of the instalment receipt in satisfaction of the Final Instalment. In addition, after the Final Instalment Date, any Debentures not converted may be redeemed by Emera at a price equal to their principal amount plus any unpaid interest which accrued prior to and including the Final Instalment Date. These costs will include a non-cash accounting charge for the difference between Emera’s closing share price on the issuance date of the convertible debentures and their exercise price. This will be recognized once the contingencies surrounding regulatory and other approvals are resolved.

At maturity, Emera will repay the principal amount of any Debentures not converted and remaining outstanding in cash. Emera has the right to satisfy the obligation to repay the principal amount due in common shares, which will be valued at 95% of the weighted-average trading price on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the maturity date.

The proceeds of the first instalment of the Debenture Offering are held and invested in short-term USD investment grade securities. The net proceeds of the Final Instalment will be used, together with the net proceeds of the first instalment, to finance, directly or indirectly, the TECO Transaction and other acquisition related costs. To mitigate the foreign currency translation risk associated with the Final Instalment, Emera entered into USD denominated forward contracts, which are recorded on the consolidated balance sheets. The mark-to-market effect on these hedges is reported in the income statement and affects income, but is not reflected in Adjusted net income.

TECO Transaction Bridge Facility

Emera has fully committed, non-revolving term credit facilities in place from a syndicate amount of $6.5 billion USD, which are referred to herein as the Acquisition Credit Facilities. On October 16, 2015, Emera permanently reduced the Acquisition Credit Facilities in the amount of approximately $588.3 million USD with the proceeds of the first instalment of the Debentures and the proceeds from the Bear Swamp financing.

Revolving Bank Line of Credit

On August 21, 2015, Emera extended the maturity of its $700 million committed syndicated revolving bank line of credit from June 2019 to June 2020, with no change in commercial terms from the prior agreement.

2015 Annual Information Form	25

On November 18, 2014, Emera extended the maturity of its $700 million committed syndicated revolving bank line of credit from June 2018 to June 2019, with no change in commercial terms from the prior agreement.

On November 19, 2013, Emera extended the maturity of its $700 million committed syndicated revolving bank line of credit from June 2017 to June 2018, with no change in commercial terms from the prior agreement.

Non-Revolving Credit Facility

On November 19, 2013, an indirect wholly owned subsidiary of Emera entered in to a $350 million USD non-revolving credit facility. The credit facility was used to partially finance the acquisition of EE New England Gas Generation. During 2014, a portion of this credit facility was repaid using funds from operations and Emera’s existing revolving bank line of credit. The remaining balance of $220 million USD of this non-revolving credit facility was repaid on February 5, 2015 using the proceeds from the sale of NWP.

Medium Term Notes

On October 20, 2014, Emera repaid the Series F $250 million 4.10% five-year medium term notes using its existing revolving bank line of credit. As noted below, the net proceeds of EBPC’s February 19, 2015 senior secured financing were used to repay an intercompany loan with Emera for the construction of the Brunswick Pipeline. The funds from this intercompany loan repayment were used to reduce indebtedness outstanding under Emera’s existing revolving bank line of credit.

Common Share Offering

On January 7, 2014, Emera completed an offering of 8,665,000 common shares, including the exercise of the over-allotment option of 865,000 common shares, at $28.85 per common share, for gross proceeds of $250.0 million and net proceeds of approximately $240.0 million. The net proceeds of the offering were used for general corporate purposes to support the Company’s recently announced growth initiatives and to reduce indebtedness outstanding under Emera’s credit facility.

Preferred Share Offerings

On August 17, 2015, 2,135,364 of Emera’s 6,000,000 issued and outstanding Series A First Preferred Shares were tendered for conversion, on a one-for-one basis, into Series B First Preferred Shares.

On June 9, 2014, Emera issued 8,000,000 Series F First Preferred Shares at $25.00 per share for gross proceeds of $200.0 million and net proceeds of approximately $194.5 million. The net proceeds of this offering were used for general corporate purposes.

On June 10, 2013, Emera issued 5,000,000 Series E First Preferred Shares, including the exercise of the over-allotment option of 1,000,000 Series E Preferred Shares, at $25.00 per share for gross proceeds of $125.0 million and net proceeds of approximately $121.6 million. The net proceeds of this offering were used for general corporate purposes, including the repayment of indebtedness under the Company’s credit facility.

NSPI

On April 30, 2015, NSPI completed the issuance of $175 million Series AA Medium-Term Notes. The Series AA notes bear interest at a rate of 3.612% per annum until May 1, 2045. The proceeds of the note offering were used for general corporate purposes, including the repayment of maturing corporate term debt.

2015 Annual Information Form	26

NSPI’s Series I $70 million 8.40% Medium-Term Notes matured and were repaid on October 23, 2015.

On October 15, 2015, NSPI redeemed all of its issued and outstanding Series D Preferred Shares for an aggregate purchase price of $135 million.

On January 10, 2014, November 18, 2014 and November 16, 2015, NSPI extended the maturity of its $500 million committed syndicated revolving bank line of credit from June 2017 to June 2018, October 2019 and October 2020, respectively, with no change in commercial terms from the prior agreement.

Emera Maine

On September 25, 2014, Emera Maine completed a securities issuance for $110 million USD senior unsecured notes. The 30-year notes bear interest at a rate of 4.34% and will mature on September 25, 2044. Proceeds from the sale of the notes were used to repay existing indebtedness and for other general corporate purposes.

On September 25, 2014, Emera Maine extended the maturity of its $80 million USD revolving senior credit facility from September 2014 to September 2019, with no material change in commercial terms from the prior agreement.

On September 30, 2013, MPS renewed its existing $10 million USD revolving credit facility, with a new expiration date of the earlier of September 30, 2014, or the effective date of the merger between MPS and Bangor Hydro, with no change in terms from the prior agreement, with an expiration date of September 30, 2014. This agreement expired upon the merger of MPS and Emera Maine.

On September 30, 2013, MPS repaid its Maine Public Utility Financing Bank Bonds and associated interest rate hedges with the proceeds from a $25.6 million USD non-revolving credit facility.

ENL

On April 23, 2014, the MLFT completed its offering of $1.3 billion aggregate principal amount of 3.5% amortizing bonds. Further information on this is provided in the General Development of the Business, Development of the Maritime Link Project and Strategic Partnership with Nalcor Energy on Muskrat Falls Projects.

GBPC

On December 15, 2014, GBPC renewed its $20.2 million USD loan agreement to 2021 at a floating rate of LIBOR plus 1.75%. This loan is repayable in 28 equal quarterly installments. All other terms and conditions of the loan agreement remain unchanged.

On January 16, 2013, GBPC issued 32,000 non-voting cumulative redeemable perpetual variable preferred shares at $1,000 Bahamian per share for gross proceeds of $32.0 million Bahamian and net proceeds of $30.9 million Bahamian. The net proceeds of the share offering were used to repay intercompany loans with Emera for the construction of the West Sunrise Plant.

On July 17, 2013, GBPC issued an additional 3,000 non-voting cumulative redeemable perpetual variable preferred shares at $1,000 Bahamian per share for gross proceeds of $3.0 million Bahamian and net proceeds of $2.9 million Bahamian.

EBPC

On February 19, 2015, EBPC completed a senior secured financing consisting of a non-revolving term credit facility for $250 million for a four-year term. The credit facility bears interest at bankers’ acceptances rates plus 1.75% and expires on February 19, 2019. As noted above, the net proceeds of the financing were used to repay a $250 million intercompany loan with Emera for the construction of the Brunswick Pipeline.

2015 Annual Information Form	27

Emera Energy Services

On October 8, 2015, Bear Swamp refinanced its $125 million USD bank debt that was due to mature in 2017 and issued $400 million USD in senior secured 10-year bonds, with $375 million USD at a fixed rate of 4.89%, and $25 million USD at a floating rate of LIBOR plus 2.70%. The proceeds of this financing were used to repay existing debt and provide working capital to the joint venture, with the remainder shared equally between Emera and its joint venture partner. After fees and expenses, Emera received a $178.7 million ($137.3 million USD) non-taxable distribution in Q4 2015.

Changes in Business Expected During 2016

Emera

The TECO Transaction is expected to be accretive to earnings per share by approximately 5% in the first full calendar year following its closing, growing to more than 10% by the third full year assuming a USD/CAD exchange rate consistent with that at the time of announcement of the transaction. As well, approximately 95% of the expected foreign exchange exposure to close the TECO Transaction has been actually or effectively hedged. The TECO Transaction will result in further acquisition costs in 2016.

Emera’s operations are affected by the U.S. dollar relative to the Canadian dollar. Approximately 50% of Emera’s Adjusted net income was derived from subsidiaries with a U.S. functional currency in 2015. TECO Energy’s operations are conducted in U.S. dollars and following the TECO Transaction, Emera’s consolidated net income and cash flows will be affected to a greater extent by movements in the U.S. dollar relative to the Canadian dollar.

NSPI

NSPI’s earnings are most directly affected by the range of rate of return on equity and capital structure approved by the UARB; the prudent management and approved recovery of operating costs, load, and regulatory deferrals and the timing and amount of capital expenditures. NSPI anticipates earning within its allowed ROE range in 2016 and expects its rate base to remain stable. Over the past several years, the requirement to reduce the Province of Nova Scotia’s reliance upon high carbon and greenhouse gas emitting sources of energy has resulted in NSPI making significant investments in renewable energy sources and purchasing third party renewable energy. On November 10, 2015, NSPI announced it does not plan to file a GRA related to electricity rates for 2016.

In December 2015, the Electricity Plan Act was enacted by the Province of Nova Scotia with a goal of providing rate stability and predictability for customers for the 2017 through 2019 period. The Electricity Plan Act requires NSPI to file a three-year rate plan for fuel costs in Q1 2016 and to file a three-year application to change non-fuel rates by April 30, 2016. NSPI filed its three year rate plan for Fuel costs on March 7, 2016, indicating an average annual increase of 1.3 per cent per year from 2017 to 2019. NSPI has also confirmed that no GRA for non-fuel cost will be filed for the 2017 to 2019 period.

NSPI expects to finance its capital expenditures with funds from operations and its credit facilities, as well as continued access to debt capital markets for long-term financing.

Overall, NSPI’s 2016 earnings are expected to be consistent with prior years.

Emera Maine

Emera Maine’s earnings are most directly affected by the combined impacts of the range of rates of return on equity and rate base approved by its regulators, the prudent management and approved recovery of operating costs, load, and the timing and amount of capital expenditures.

Emera Maine’s 2016 ROE is expected to be consistent with prior years. Its ongoing investment in transmission and distribution infrastructure is expected to result in modest growth in rate base.

2015 Annual Information Form	28

Emera Maine has an agreement with Central Maine Power Company to pursue specific transmission opportunities in Northern Maine that would relieve transmission congestion and more efficiently collect and deliver wind generation to New England markets. As part of this agreement, Emera Maine and Central Maine Power Company jointly responded to a request for proposals for clean energy from Massachusetts, Connecticut and Rhode Island, through an existing jointly owned transmission company, Maine Electric Power Company Inc. (MEPCO). The demand for this renewable energy is growing as a result of increasing renewable portfolio requirements of the southern New England states.

Future earnings will generally reflect the impact of transmission rate decisions by the FERC. Emera Maine has fully reserved for the refunds required as a result of a FERC decision on the allowed ROE set at 10.57%.

Overall, Emera Maine’s 2016 USD earnings are expected to be consistent with prior years.

Emera Caribbean

Earnings from Emera Caribbean are most directly affected by the combined impacts of the range of rates of return on equity and rate base approved by their regulators, capital structure, the prudent management and approved recovery of operating costs, load, and the timing and amount of capital expenditures. Earnings are also affected by the investment returns of Emera’s interest in BLPC’s self-insurance fund.

The Barbados economy expects growth of approximately 1.8% in 2016. With oil being the predominant fuel source for generation of electricity in the Caribbean, reduced oil prices may result in an economic benefit on the island in decreased cost of electricity to ratepayers. During 2015, BLPC recognized the need to reduce costs in the business to stabilize future rates to customers. BLPC forecasts that it expects to maintain the 2015 cost savings into the future.

The economy of Grand Bahama Island is highly correlated to the United States economy and has exhibited signs of improving economic growth and a corresponding growth in load in the industrial sector and weather related growth in the residential sector.

Effective February 1, 2016, the GBPA approved GBPC’s GRA applicable for the 2016 through 2018 period. Residential customers will see decreases of up to 4.5%, while commercial customers will see an increase of 1.5%. Commercial customers consume approximately 70% of GBPC’s production. Rates were approved based upon an 8.8% return on rate base, reduced from the previous level of 10%. This rate decision also allows for customers to install renewable energy systems and sell their excess energy to GBPC. This is based on a tariff rider scheduled to be in place by Q3 2016.

There are growth opportunities for Emera in the Caribbean market centered on creating and capturing opportunities for cleaner fuels and renewable energy generation. As part of this initiative, construction of a 10 MW solar facility began in Barbados in Q4 2015 and is scheduled for completion in the first half of 2016. In addition, an application to export natural gas to countries with no free trade agreement with the United States, specifically The Bahamas, was filed with the US Department of Energy and approval was received on October 20, 2015, granting long-term multi contract authorization for Emera to export natural gas, by vessel, in the amount of 8 MMSCFD. This complements the authorization received in April 2015 to export up to 25 MMSCFD to countries which have a free trade agreement with the United States.

Overall, Emera Caribbean 2016 USD earnings are expected to be consistent with prior years.

Pipelines

The timing of the income from Pipelines is predominately a result of capital lease accounting treatment which yields declining earnings over the life of the asset.

Pipelines 2016 earnings are expected to be consistent with prior years.

2015 Annual Information Form	29

Emera Energy

Emera Energy Services

Emera Energy Services, Emera Energy’s marketing and trading business, is generally dependent on market conditions. In particular, volatility in electricity and natural gas markets, which can be influenced by weather, local supply constraints and other supply/demand factors, can provide higher levels of margin opportunity. The past three years have seen favourable market conditions in this regard within Emera Energy’s key markets, with Q1 2014, in particular, experiencing unprecedented market volatility. This was a result of the combined impacts of cold weather, constraints in the supply or transportation of natural gas, and other market factors, and contributed to very strong adjusted earnings1 from marketing and trading, particularly in 2014. 2015 has seen lower market volatility and pricing, and a resulting decrease in marketing and trading adjusted earnings compared to 2014.

In addition to capitalizing on volatility-driven market opportunities, Emera Energy Services expects to continue to grow organically building market share through superior customer service and expanding its geographic reach to adjacent markets, including the Marcellus Shale region.

Planned investment by the industry in gas transportation infrastructure within the Northeastern United States over the next few years could reduce the degree of volatility recently experienced in the market, all other things being equal. This could negatively affect profitability during certain periods.

Emera Energy Generation

Earnings from Emera Energy Generation’s assets are largely dependent on market conditions, in particular, the relative pricing of electricity and natural gas and capacity pricing for the New England Gas Generation Facilities. Efficient operations of the fleet to ensure unit availability, cost management and effective commercial performance are key success factors.

2016 adjusted earnings from Emera Energy generating assets are expected to be lower than 2015, reflecting lower hedged and expected margins as compared to 2015.

In addition to energy margins and ancillary revenue, the EE New England Gas Generation and Bear Swamp earn revenue from capacity payments through the forward capacity market (FCM), the annual reconfiguration capacity market and the monthly reconfiguration capacity market. Prices for the FCM, the largest of the three components, are determined through an auction process held annually, three years in advance, providing revenue visibility to 2019, presuming the facilities continue to be available to support their capacity obligations. Details of pricing and estimated revenues are outlined in the table below for EE New England Gas Generation, and Emera Energy’s 50% interest in Bear Swamp.

Forward Capacity Auction (“FCA”) Year	Clearing Price in $/kW-month (in USD)	Approximate Estimated Annual Capacity Revenue (in USD) (1)
FCA6 (June 2015 to May 2016)	$3.43	$40 million
FCA7 (June 2016 to May 2017)	$3.15	$40 million
FCA8 (June 2017 to May 2018)	$7.025	$100 million
FCA9 (June 2018 to May 2019)	$9.55 and $11.08 (2)	$145 million
FCA 10 (June 2019 to May 2020)	$7.03	$106 million

(1)	Includes Emera’s 50% share of Bear Swamp’s capacity revenue
(2)	$11.08 was awarded for the Southeast Massachusetts/Rhode Island zone only and, as such, applies only to Tiverton

[1]	Emera uses financial measures, such as “adjusted earnings”, that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures by adjusting certain GAAP and non-GAAP measures for specific items it believes are significant, but not reflective of underlying operations in the period. Refer to the Non-GAAP Financial Measures section of Emera’s MD&A for further discussion of these items.

2015 Annual Information Form	30

Bear Swamp’s adjusted earnings will be lower in 2016 and the first half of 2017 primarily due to higher interest costs as a result of its Q4 2015 refinancing. Beginning Q3 2017, these interest costs will be offset by higher capacity revenues.

Corporate and Other

Corporate and Other is dependent, in part, on business development and acquisition related initiatives, which in 2016 will include further acquisition costs related to the TECO Transaction, equity investments in the Maritime Link Project and the Labrador-Island Transmission Link Project, project based construction services activity by Emera Utility Services, growth or fluctuations in APUC earnings (which Emera accounts one quarter after APUC reports such earnings), corporate financing and other corporate activities.

Corporate’s contribution to consolidated net income in 2016 is expected to be lower than 2015 primarily due to further acquisition costs and associated financing initiatives related to the TECO Transaction. These costs will include a non-cash accounting charge for the difference between Emera’s closing share price on the issuance date of the Debentures and their exercise price. This will be recognized upon the closing of the TECO Transaction once the contingencies surrounding regulatory and other approvals are resolved.

On February 9, 2016, APUC announced its intention to acquire The Empire District Electric Company in a $3.4 billion transaction, which is expected to close in Q1 2017. The closing of this transaction and its related financing are expected to reduce Emera’s ownership interest, as Emera did not take part in the equity issuance. Emera is expected to record a non-cash dilution gain on its then interest in APUC at the time of APUC’s closing of this transaction.

ENL

NSPML

As of December 31, 2015 and through its subsidiary, NSP Maritime Link Inc., ENL has incurred total costs of approximately $693.9 million, including $78.1 million of AFUDC, in the development of the Maritime Link Project. As of December 31, 2015, ENL has invested a total of $154.9 million in equity, with remaining costs being funded with working capital and debt, which has been guaranteed by the Government of Canada. AFUDC on invested equity is being capitalized at an annual rate of 9.0%.

ENL’s future earnings contribution from the Maritime Link Project will be affected by the timing of capital expenditures, which will determine the component of costs to be funded by equity. Funds from the federally guaranteed debt financing completed in April 2014 were used to fund project costs until the project’s debt to equity ratio reached 70% to 30% respectively, which occurred in Q4 2015. From this point forward, project costs are funded with debt and equity at a 70% to 30% ratio, with equity contributions of $13.4 million in Q4 2015.

Maritime Link Project currently forecasted equity contributions for 2016 and 2017 are $157 million and $159 million respectively, with total equity for the project estimated to be $470.9 million.

LIL

ENL is a partner with Nalcor Energy in LIL, which is currently estimated at approximately $3.1 billion. As at December 31, 2015, ENL has invested $207.3 million of equity, including $21.2 million of capitalized equity earnings in LIL. Equity earnings are recorded based on an annual rate of 8.8% of the equity invested. The return on ROE is approved by the NLPUB. There is currently an application being heard by the NLPUB which includes a review of ROE. The NLPUB’s decision on ROE, will be applicable for all regulated electrical utilities in Newfoundland and Labrador and become the ROE applicable to ENL’s investment in LIL.

2015 Annual Information Form	31

ENL has an ongoing equity investment opportunity in LIL. Future earnings are dependent on the timing of additional equity investments and the approved ROE. Total equity contributions for 2015 for LIL are $118.4 million.

LIL currently forecasted equity contributions for 2016 are $223 million, with total equity investment, by Emera, in the project estimated to be $409.1 million.

DESCRIPTION OF THE BUSINESS

General

Emera Incorporated is an energy and services company with approximately $12 billion in assets. Emera currently provides regional energy solutions by connecting its assets, markets and partners in Canada, the United States, and the Caribbean.

Emera is focused on growing shareholder value by identifying reliable and affordable energy solutions for customers, typically involving the replacement of higher carbon electricity generation with generation from cleaner sources, and the related transmission, distribution infrastructure and delivery of that energy to market.

Emera has strong partnerships and relationships throughout the regions in which it operates and has established a diverse investment and operations profile that links its assets and capabilities in those regions. Core to Emera’s strategy is the ability to leverage these particular linkages and adjacencies to create solutions for customers and investment opportunities for the Company.

Emera’s strategy is based on its collaborative approach to strategic partnerships, its ability to find creative solutions to work within and across multiple jurisdictions, and its experience dealing with complex projects and investment structures. Emera and its subsidiaries had approximately 3,500 employees at December 31, 2015, approximately 49% of whom are unionized.

Emera has grown its business through investments in its rate-regulated subsidiaries that are beneficial to its customers. Emera’s regulated subsidiaries include:

•	NSPI (see “NSPI” section below);

•	Emera Maine (see “Emera Maine” section below);

•	BLPC, GBPC and Domlec (see “Emera Caribbean” section below); and

•	EBPC (see “Pipelines” section below).

Emera has also grown its business through its non-regulated subsidiaries (Emera Energy (see “Emera Energy” section below) and Emera Utility Services and Emera Utility Services Bahamas) and additional regulated and non-regulated strategic investments and activities that include:

•	Emera’s 100% investment in NSPML, a $1.5554 billion transmission project, including two 170-kilometre subsea cables, between the island of Newfoundland and Nova Scotia. The investment in NSPML is accounted for on the equity basis with equity earnings equal to the ROE component of AFUDC. This will continue until the Maritime Link Project goes into service, which is expected in 2017;

•

Emera’s 55.1% investment in the partnership capital of LIL, a $3.1 billion electricity transmission project in Newfoundland and Labrador to enable the transmission of Muskrat Falls energy between Labrador and the island of Newfoundland. Emera’s percentage ownership in LIL is subject to change based on the balance of capital investments required from Emera and Nalcor to complete construction of the LIL. Emera’s ultimate

2015 Annual Information Form	32

percentage investment in LIL will be determined on completion of the LIL and final costing of all transmission projects related to the Muskrat Falls development, including the LIL and Maritime Link Projects, such that Emera’s total investment in the Maritime Link and LIL will equal 49% of the cost of all of these transmission developments. The investment in LIL is accounted for on the equity basis. This project is expected to go into service in 2017;

•	Emera’s 19.59% investment in APUC, excluding outstanding subscription receipts and associated dividend equivalents. APUC is a diversified generation, transmission and distribution utility traded on the TSX under the symbol “AQN”. The distribution group operates in the United States and provides rate regulated water, electricity and natural gas utility services. The non-regulated generation group owns or has interests in a portfolio of North American-based contracted wind, solar, hydroelectric and natural gas powered generating facilities. The transmission group invests in rate-regulated electric transmission and natural gas pipeline systems in the United States and Canada. The investment in APUC is accounted for on the equity basis. There is a one quarter lag in reporting as APUC’s information is generally not publicly available at the time of Emera’s public release of its financial results. As at December 31, 2015, Emera owned 50.1 million common shares, 12.6 million outstanding subscription receipts and dividend equivalents, at an average conversion price of $9.20. The outstanding subscription receipts became eligible for conversion into APUC common shares at Emera’s election in Q4 2015 and will automatically convert to common shares in Q4 2016 if an election is not made;

•	a 12.9% interest in M&NP.

NSPI

NSPI is the primary electricity supplier in Nova Scotia, providing electricity generation, transmission and distribution services in Nova Scotia to approximately 506,000 customers with approximately $4.6 billion in assets and approximately 1,700 employees.

NSPI is a public utility as defined in the Public Utilities Act and is subject to regulation under the Public Utilities Act by the UARB. The Public Utilities Act gives the UARB supervisory powers over NSPI’s operations and expenditures. Electricity rates for NSPI’s customers are also subject to UARB approval. NSPI is not subject to a general annual rate review process, but rather participates in hearings from time to time at NSPI’s or the UARB’s request. NSPI is regulated under a cost of service model, with rates set to recover prudently incurred costs of providing electricity service to customers, and provide an appropriate return to investors. NSPI’s regulated ROE range for 2013 to 2015 was 8.75% to 9.25%, based on an actual average regulated common equity component of up to 40% of actual average regulated capitalization. NSPI’s targeted regulated ROE range remains unchanged for 2016.

NSPI operates with a FAM, which enables NSPI to recover fluctuating fuel expenses through annual fuel rate adjustments, which is subject to UARB review and approval. Differences between prudently incurred fuel costs and amounts recovered from customers through electricity rates in a year are deferred to a FAM regulatory asset or liability and recovered from or returned to customers in a subsequent year.

As at December 31, 2015 the FAM has a net liability balance of $28.3 million (2014 - $47.9 million net asset ).

2015 Annual Information Form	33

Market and Sales

NSPI

Revenue and Electricity Sales by Customer Class

	Electric Revenues (%)		GWh Electric Sales Volumes (%)
For the year ended December 31	2015	2014	2015	2014
Residential	51.5	50.7	43.1	42.5
Commercial	29.5	29.4	30.1	30.1
Industrial	15.4	16.2	23.6	24.4
Other	3.6	3.7	3.2	3.0

Total	100.0	100.0	100.0	100.0

Energy Sources and Generation

NSPI’s energy sources for its electric energy generation are coal, petroleum coke (“petcoke”), natural gas, heavy fuel oil, hydroelectric energy, light fuel oil (gas turbine), biomass and wind. NSPI also purchases electric energy from IPPs in the Province of Nova Scotia and neighbouring markets outside the Province of Nova Scotia.

NSPI owns 2,483 MW of generating capacity, of which approximately 50% is coal-fired; natural gas and/or oil comprise another 28% of capacity; hydro and wind total 19% and biomass-fueled generation of 3%. In addition, NSPI has contracts to purchase renewable energy from IPPs. These IPPs own 496 MW, increasing to 552 MW in 2016 of wind and biomass-fueled generation capacity.

Comparative costs of fuel sources fluctuate from year to year. For information describing the percentage of total electric energy generated by fuel source and for information related to the cost of electricity generation, see the “NSPI Regulated Fuel for Generation and Purchased Power” section of the MD&A, which is incorporated herein by reference.

System Operations

The ECC co-ordinates and controls the electric generation and transmission and distribution facilities. The ECC is linked to the generating stations and other key facilities through the Supervisory Control and Data Acquisition system, a communication network used by system operators for remote monitoring and control of the power system components.

Through an interconnection agreement with NB Power, NSPI’s system has access to other regional power systems and the rest of the interconnected North American electric bulk power systems.

Transmission and Distribution

NSPI transmits and distributes electricity from its generating stations to its customers. NSPI’s transmission system consists of approximately 5,000 km of transmission facilities. The distribution system consists of approximately 27,000 km of distribution facilities.

Contribution to Consolidated Net Income

NSPI’s contribution to Emera’s consolidated net income was $129.9 million in 2015 and $124.9 million in 2014.

Seasonal Nature

Electric sales volume is primarily driven by general economic conditions, population, weather and demand side management. Residential and commercial electricity sales are seasonal in the Province of Nova Scotia, with Q1 typically being the strongest period, reflecting colder weather and fewer daylight hours in the winter season.

2015 Annual Information Form	34

Capital Expenditures

NSPI’s capital expenditures in 2015 were $274 million (2014 - $274 million).

The UARB prescribes and approves depreciation rates and regulated accounting policies. Depreciation rates are reviewed periodically. A settlement agreement on depreciation rates became effective on January 1, 2012. The overall impact of this settlement agreement on the average depreciation rate was immaterial.

Environmental Considerations

NSPI is subject to regulation by federal, provincial and municipal authorities with regard to environmental matters, primarily through its utility operations. In addition to imposing continuing compliance obligations, there are laws, regulations and permits authorizing the imposition of penalties for non-compliance, including fines, injunctive relief and other sanctions. The cost of complying with current and future environmental requirements is material to NSPI. Failure to comply with environmental requirements or to recover environmental costs in a timely manner through rates could have a material adverse effect on NSPI.

Conformance with legislative and NSPI’s requirements is verified through a comprehensive environmental audit program. There were no significant environmental or regulatory compliance issues identified during the audits completed to December 31, 2015.

The Province of Nova Scotia has established targets with respect to the percentage of renewable energy in NSPI’s generation mix. The most recent target for each year of 2015 through 2019 was 25% of electrical energy which will be derived from renewable sources. That target was exceeded for 2015, with 27% of NSPI’s generation mix coming from renewable sources. In 2020, the target is 40% of electrical energy to be derived from renewable sources. The Maritime Link Project will supply 153 MW of firm, on-peak power and approximately 900 GWh per year of renewable electricity to help NSPI meet the legislated target of 40% renewable electricity in 2020. NSPI plans to retire a coal-fired generating unit following the commencement of commercial operations of the Maritime Link.

For further information on environmental regulations affecting NSPI, see NSPI’s Annual Information Form.

Emera Maine

On November 29, 2012, Bangor Hydro and MPS submitted a regulatory filing with the MPUC seeking permission to merge into one entity. This proposed change was also subject to regulatory approval by the FERC. The merger application included a proposal to harmonize distribution rates for most residential and small commercial customers on a revenue neutral basis. No change was proposed to other rates or rate classes. Regulatory approval was received in 2013 from the MPUC and FERC for Bangor Hydro and MPS to officially merge on January 1, 2014. Harmonization of rates was deferred to a future case.

Emera Maine’s transmission operations are regulated by FERC, and its distribution operations and stranded cost recoveries are regulated by the MPUC. Electricity generation is deregulated in Maine, and several suppliers compete to provide customers with the energy delivered through the utility’s transmission and distribution networks. Throughout the discussion below, various references are made to the two predecessor entities to Emera Maine, which existed as separate entities until December 31, 2013.

Emera Maine has approximately $1.1 billion USD of assets and approximately $670 million USD of net rate base. Emera Maine owns and operates approximately 1,700 km of transmission facilities and 15,000 km of distribution facilities and a workforce of approximately 400 people.

2015 Annual Information Form	35

Market and Sales

Approximately 55% of Emera Maine’s electric revenue represents distribution operations, 31% is associated with local transmission operations and 14% relates to stranded cost recoveries. The rates for each element are established in distinct regulatory proceedings.

Emera Maine Revenue and Electricity Sales by Customer Class

	Electric Revenues (%)		GWh Electric Sales Volumes (%)
For the year ended December 31	2015	2014	2015	2014
Residential	47.8	48.3	39.7	39.7
Commercial	36.2	36.5	38.7	38.7
Industrial	8.8	9.1	20.9	20.9
Other	7.2	6.1	0.7	0.7

Total	100.0	100.0	100.0	100.0

Distribution Operations

Emera Maine’s distribution businesses operate under a traditional cost-of-service regulatory structure, and distribution rates are set by the MPUC. Prior to July 1, 2014, the allowed ROE was 10.2%, on a common equity component of 50%. Effective July 1, 2014, the allowed ROE became 9.55% on a common equity component of 49%.

Transmission Operations

There are two transmission districts for Emera Maine, corresponding to the service territories of the two pre-merger entities.

Bangor Hydro District Transmission

Bangor Hydro District’s local transmission rates are regulated by the FERC and set annually on June 1, based upon a formula utilizing prior year actual transmission investments, adjusted for current year forecasted transmission investments. Until October 15, 2014, Bangor Hydro District’s allowed ROE for these transmission investments was 11.14%. Effective October 16, 2014, the allowed ROE changed to 10.57%, pending two outstanding complaints filed with the FERC to challenge the ISO-NE OATT allowed base ROE of 11.14%. The common equity component (i.e., the equity base upon which the allowable ROE is earned) is based upon the prior calendar year actual average balances. Effective June 1, 2015, transmission rates for the Bangor Hydro District increased by approximately 21% in connection with its annual transmission formula rate filing (2014 – increased by 13%). The increase is associated primarily with the under-recovery of prior year regional transmission revenues collected in local rates, as well as the recovery of increased transmission plant in service.

Bangor Hydro District’s bulk transmission assets are managed by the ISO-NE as part of a region-wide pool of assets. The ISO-NE manages the regions’ bulk power generation and transmission systems and administers the open access transmission tariff. Currently, Bangor Hydro District, along with all other participating transmission providers, recovers the full cost of service for its transmission assets from the customers of participating transmission providers in New England, based on a regional FERC approved formula that is updated June 1 each year. This formula is based on prior year regionally funded transmission investments, adjusted for current year forecasted investments. Until October 15, 2014, Bangor Hydro District’s allowed ROE for these transmission investments ranged from 11.64% to 12.64%. Effective October 16, 2014, the transmission investments allowed ROE changed to a range from 11.07% to 11.74%, pending the two aforementioned complaints filed with FERC. The common equity component is based upon the prior calendar year average balances. The participating transmission providers are also required to contribute to the cost of service of such transmission assets on a ratable basis according to the proportion of the total New England load that their customers represent. On June 1, 2015, Bangor Hydro District’s regionally recoverable transmission investments and expenses decreased by 6% (2014 – increased by 7%).

2015 Annual Information Form	36

As at December 31, 2015, the Company had accrued $5.0 million USD associated with the FERC ROE complaints relating to Bangor Hydro District (2014 – $7.3 million USD). Refunds for the first FERC ROE complaint are being made to customers over a one-year period which began with the June 1, 2015 rate change.

MPS District Transmission

MPS District local transmission rates are regulated by the FERC and set annually on June 1 for wholesale and July 1 for retail customers, based on a formula utilizing prior year actual transmission investments and expenses, adjusted for current year forecasted investments. The current allowed ROE for transmission operations is 10.2%. The common equity component is based upon the prior calendar year actual average balances. Effective June 1, 2015, the transmission rates for the MPS District decreased by approximately 24% for wholesale customers (2014 – increased by 2%) and on July 1, 2015 decreased by 22% for retail customers (2014 – increased by 11%) in connection with its annual transmission formula rate filing. These decreases were primarily due to an increase in wholesale transmission revenue that allows for a decrease in local customer transmission rates.

The MPS District electric service territory is not connected to the New England bulk power system and it is not a member of ISO-NE. MPS District is not a party to the previously discussed ROE complaints at the FERC.

Stranded Cost Recoveries

Stranded cost recoveries in Maine are set by the MPUC. Electric utilities are entitled to recover all prudently incurred stranded costs resulting from the restructuring of the industry in 2000 that could not be mitigated or that arose as a result of rate and accounting orders issued by the MPUC. Unlike transmission and distribution operational assets, which are generally sustained with new investment, the net stranded cost regulatory asset pool diminishes over time as elements are amortized through charges to income and recovered through rates. Generally, regulatory rates to recover stranded costs are set every three years, determined under a traditional cost-of-service approach and are fully recoverable. On July 1 of each year, stranded cost rates are adjusted to reflect recovery of cost deferrals for the prior stranded costs rate year under the full recovery mechanism, as well as factor in any new stranded cost information.

Bangor Hydro District Stranded Costs

Bangor Hydro District’s net stranded regulatory assets primarily include the costs associated with the restructuring of an above-market power purchase contract, and deferrals associated with reconciling stranded costs. These net regulatory assets total approximately $19.7 million USD as at December 31, 2015 (2014 – $25.1 million USD) or 1.8% of Emera Maine’s net asset base (2014 – 2.3%).

On July 1, 2014, the Bangor Hydro District stranded cost rates decreased by 10%. Earlier, on March 1, 2014, stranded costs rates had increased by 20%. The allowed ROE used in setting the new rates on July 1, 2014, and March 1, 2014, was 5.9%, with a prescribed common equity component of 48%. The July 1, 2014 rate decrease remained in effect for all of 2015, and there was no rate change on July 1, 2015.

MPS District Stranded Costs

Effective January 1, 2015, the stranded cost rates for the MPS District decreased by approximately 150%. This was principally due to the flow-back to customers of certain benefits received by Emera Maine from Maine Yankee associated with litigation with the United States Department of Energy on nuclear waste disposal. The allowed ROE used in setting the new rates on January 1, 2015 was 6.75%, with a common equity component of 48%. The reduced stranded cost revenues are offset by reductions in expense and do not affect income. The January 1, 2015 rate decrease remained in effect for all of 2015 and there was no rate change on July 1, 2015. MPS District has a net stranded cost regulatory liability of $2.68 million USD as of December 31, 2015.

2015 Annual Information Form	37

Contribution to Consolidated Net Income

Emera Maine’s contribution to Emera’s consolidated net income was $35.6 million USD in 2015 and $38.4 million USD in 2014.

Seasonal Nature

Electricity sales in Maine vary significantly over the year; Q1 and Q3 are typically the strongest. Q1 reflects colder weather and few daylight hours in the winter season, while Q3 reflects the hotter summer weather and the impact of summer tourism in the state.

Capital Expenditures

Emera Maine’s capital expenditures for the year ended 2015 were approximately $66 million (2014 – $85 million).

Environmental Considerations

Emera Maine is regulated by the U.S. Environmental Protection Agency for compliance with the Federal Water Pollution Control Act, the Clean Air Act, and other U.S. federal statutes governing the treatment and disposal of hazardous wastes. Emera Maine is also regulated by the State of Maine’s Department of Environmental Protection.

Emera Caribbean

As of December 31, 2015, Emera Caribbean includes a 95.5% indirect interest in BLPC, a 49.6 % indirect controlling interest in Domlec, an 80.4% direct and indirect interest in GBPC, an 18.2% indirect interest in Lucelec and a wholly owned indirect interest in Emera Utility Service Bahamas. As of February 25, 2016, Emera Caribbean’s indirect interest in BLPC has increased to 100%.

BLPC

BLPC is a vertically-integrated utility and the provider of electricity on the Caribbean island of Barbados with approximately $0.5 billion of assets. It serves approximately 126,000 customers, has a workforce of approximately 330 employees and is regulated by the Fair Trading Commission, Barbados. The government of Barbados has granted to BLPC a franchise to generate, transmit and distribute electricity on the island until 2028. Emera acquired its indirect interest in BLPC through the purchase of approximately 80.1% of the outstanding common shares of LPH, now ECI, and the parent company of BLPC in 2010. In 2015, Emera increased its ownership interest in BLPC to 95.5%. Emera initiated a process to purchase the remaining 4.5% of common shares from minority shareholders of ECI, which was completed on February 25, 2016.

BLPC is regulated under a cost-of-service model, with rates set to recover prudently incurred costs of providing electricity service to customers, and providing an appropriate return to investors. BLPC’s approved allowable regulated return on rate base for 2015 and 2014 is 10%.

A fuel pass-through mechanism provides the opportunity to recover all fuel costs in a timely manner. The Fair Trading Commission, Barbados has approved the calculation of the fuel charge, which is adjusted on a monthly basis.

Domlec

Domlec is a vertically-integrated utility on the island of Dominica with approximately $ 0.1 billion of assets. Domlec serves approximately 36,000 customers, has a workforce of 238 employees, and is regulated by the IRCD. On October 7, 2013, the IRCD issued a Transmission, Distribution & Supply License and a Generation License, both of which came into effect on January 1, 2014 for a period of 25 years. These new licenses replaced the existing license, which was due to expire on December 31, 2015. Domlec’s approved allowable regulated return on rate base for 2015 and 2014 was 15%.

2015 Annual Information Form	38

A fuel pass-through mechanism provides the opportunity to recover substantially all fuel costs in a timely manner.

GBPC

Emera, through its wholly owned subsidiary ECHL, has a 50.0% direct and 30.4% indirect interest in GBPC, a vertically-integrated utility and the sole provider of electricity on Grand Bahama Island in The Bahamas with approximately $0.4 billion of assets. GBPC serves approximately 19,000 customers, has a workforce of approximately 205 employees and is regulated by the GBPA. The GBPA has granted GBPC a licensed, regulated and exclusive franchise to generate, transmit and distribute electricity on the island until 2054. GBPC’s approved allowable regulated return on rate base for 2015 and 2014 was 10%. A fuel pass-through mechanism provides the opportunity to recover fuel costs in a timely manner. ECHL holds its indirect interest in GBPC through ICDU, which in turn owns a 50% interest in GBPC. ICDU is listed on the Bahamas International Securities Exchange.

Effective February 1, 2016, the GBPA approved GBPC’s GRA for the 2016 through 2018 period. Residential customers will see decreases of up to 4.5%, while commercial customers will see an increase of 1.5%. Commercial customers consume approximately 70% of GBPC’s production. Rates were approved based upon an 8.8% allowable return on rate base. This rate decision will allow for customers to install renewable energy systems and sell their excess energy to GBPC. This is based on a tariff rider scheduled to be in place by Q3 2016.

On June 29, 2012, GBPC announced a new regulatory rate structure which was approved by the GBPA and became effective July 1, 2012. The new regulatory rate structure consists of two components: (i) a base rate intended to recover GBPC’s operating expenses, depreciation and return on capital investment; and (ii) a fuel charge intended to recover all of GBPC’s fuel costs.

On January 17, 2013, GBPC and the GBPA finalized an Operating Protocol and Regulatory Framework agreement. This agreement formalized the operating protocols and regulatory construct GBPC agreed to in principle in June 2012.

As part of the initial rate case filing under the new regulatory structure, the GBPA approved a return on rate base of 10%. Every three years, commencing in January 2016, base rates will be reviewed and approved by the GBPA.

As a component of its regulatory agreement with the GBPA, GBPC has an earnings share mechanism to allow for earnings above or below its approved 10% return on rate base to be deferred to a regulatory asset or liability at the rate of 50% of amounts below a 9% return on rate base and 50% of amounts above 11% return on rate base respectively.

Lucelec

Emera owns an 18.2% indirect interest, through ECI’s 19.1% interest in Lucelec, a vertically-integrated regulated electric utility on the Caribbean island of St. Lucia. Lucelec is listed on the Eastern Caribbean Securities Exchange.

Emera Utility Services Bahamas

Emera Utility Services Bahamas provides utility construction services in The Bahamas.

2015 Annual Information Form	39

Market and Sales

Emera Caribbean Revenue and Electricity Sales by Customer Class(1)

	Electric Revenues (%)		GWh Electric Sales Volumes (%)
For the year ended December 31	2015	2014	2015	2014
Residential	32.4	33.4	33.7	33.4
Commercial	57.0	58.6	56.8	56.9
Industrial	8.8	6.3	7.7	7.7
Other	1.8	1.7	1.8	2.0

Total	100.0	100.0	100.0	100.0

(1)	Information included above includes 100% of BLPC, GBPC and Domlec.

Energy Sources and Generation

BLPC’s and GBPC’s energy sources for its electricity generation is primarily heavy fuel oil used for base load generation and light fuel oil used for peaking generation.

BLPC owns approximately 239 MW of generation comprised of: (i) 5 gas turbine units with a combined capacity of 86 MW (light oil and jet fuel oil-fired); (ii) 6 diesel units with a combined capacity of 113 MW (heavy oil-fired); and (ii) 2 steam units with a combined capacity of 40 MW (heavy oil-fired).

GBPC owns approximately 98 MW of heavy fuel oil-fired and medium and slow speed diesel generating units.

Domlec owns approximately 20 MW of oil-fired generation and 7 MW of hydro production.

Comparative costs of fuel sources fluctuate from year to year. For information describing the percentage of total electric energy generated by fuel source and for information related to the cost of electricity generation, see the “Regulated Fuel for Generation and Purchased Power” section of the MD&A, which is incorporated herein by reference.

System Operation

BLPC, GBPC and Domlec have system control centers which co-ordinate and control the electric generation and transmission facilities with the goal of providing a reliable and secure electricity supply while maintaining economy of operations. The system control centre is linked to the generating stations and other key parts of the system by the “Supervisory Control and Data Acquisition” system, a voice and data communications network.

Transmission and Distribution

BLPC, GBPC and Domlec transmit and distribute electricity from their generating stations to their customers.

BLPC’s transmission system consists of 116 km of transmission lines, including major substations connected to the transmission and distribution system. The distribution system consists of 2,800 km of distribution lines which includes distribution supply substations.

GBPC’s transmission system consists of 138 km of transmission lines, including major substations connected to the transmission and distribution system. The distribution system consists of approximately 850 km of distribution lines which includes distribution supply substations.

2015 Annual Information Form	40

Domlec’s transmission system consists of 452 km of transmission lines, including major substations connected to the transmission and distribution system. The distribution system consists of approximately 640 km of distribution lines which includes distribution supply substations.

Contribution to Consolidated Net Income

Emera Caribbean’s contribution to Emera’s consolidated net income was $31.4 million USD in 2015 and $26.0 million USD in 2014.

Seasonal Nature

Electricity sales and related generation varies significantly over the year in the Caribbean; Q3 is typically the strongest period, reflecting warmer weather.

Capital Expenditures

Emera Caribbean’s capital expenditures for the year ended 2015 were approximately $44 million (2014 – $30 million).

Environmental Considerations

Emera Caribbean has implemented a Health Safety Environmental and Management system to assist in safeguarding the health and safety of its employees, contractors and customers while ensuring protection of the environment.

Emera Energy

Emera Energy consists of Emera’s wholly owned Emera Energy Services, EE New England Gas Generation, Bayside Power LP and Brooklyn Energy; and Emera’s indirect 50% interest in Bear Swamp. On January 29, 2015, Emera sold its interest in NWP to its 51% partner, First Wind.

Emera Energy Services

Emera Energy Services derives revenue and earnings from the wholesale marketing and trading of natural gas, electricity and other energy-related commodities and derivatives within the Company’s strict risk tolerances, including those related to value-at-risk (VaR) and credit exposure. More specifically, Emera Energy purchases and sells physical natural gas and related transportation capacity rights, as well as providing related energy asset management services. EES is also responsible for commercial management of electricity production and fuel procurement for Emera Energy Generation’s fleet. Established in 2002, Emera Energy’s marketing and trading business currently has approximately 80 employees engaged in commercial activities and related back office, legal and other support functions. The primary market for the marketing and trading business is northeastern North America, including the Marcellus shale gas region, the U.S. Gulf Coast and Central Canada. Its counterparties include electric and gas utilities, natural gas producers, electricity generators and other marketing and trading entities. Marketing and trading operates in a competitive environment, and its business relies on knowledge of the region’s energy markets, understanding of pipeline infrastructure, a network of counterparty relationships and a focus on customer service. Emera Energy invests in physical transportation capacity rights to move gas across its portfolio, utilizes financial products to hedge commodity prices, and minimizes open commodity positions in order to maintain the low to moderate risk profile of its marketing and trading business.

2015 Annual Information Form	41

Emera Energy Generation

Emera Energy wholly owns and operates a portfolio of high efficiency, non-utility electricity generating facilities in northeast North America. Emera Energy has approximately 125 employees in its wholly owned generation business. The New England facilities participate in the regional capacity market and are compensated for being available to provide power. For the portion of output not committed under power purchase agreements, Emera Energy’s generation facilities sell into price-based competitive markets and earn revenues through the physical delivery of power and ancillary services, such as load regulation.

Market and Sales

Information regarding these facilities is summarized in the following table:

Wholly Owned Generation Facilities	Location	Capacity (MW)	Commissioning / In-Service Date	Fuel	Description
New England

Bridgeport (1)	Connecticut	560	1999	Natural gas	Selling electricity and capacity to ISO-NE
Tiverton	Rhode Island	265	2000	Natural gas	Selling electricity and capacity to ISO-NE
Rumford	Maine	265	2000	Natural gas	Selling electricity and capacity to ISO-NE

Total New England		1,090

Maritime Canada
Bayside	New Brunswick	290	2001	Natural gas	Long-term power purchase agreement November - March; Selling electricity to Maritime Provinces and ISO-NE for remainder of year
Brooklyn	Nova Scotia	30	1996	Biomass	Long-term purchase power agreement

Total Maritime Canada		320

Total		1,410

(1)	A Q2 2015 upgrade at Bridgeport increased its nameplate capacity from 540 MW to 560 MW.

Information regarding Emera Energy’s equity investment in Bear Swamp is summarized below:

Investments in Generation Facilities (1)	Ownership (%)	Location	Capacity (MW)	Fuel	Description
New England
Bear Swamp	50	Massachusetts	600	Hydro	Long-term power purchase agreement and selling electricity and capacity to ISO-NE

(1)	In January 29, 2015, Emera completed the sale of its 49% interest in NWP to First Wind for $223.3 million USD. Emera’s carrying value of its 49% interest as at December 31, 2014 was $204.4 million USD.

Information regarding Emera Energy’s revenues is summarized below:

Emera Energy Revenue

For the year ended December 31	2015	2014
Electricity sales	$463.1	$517.7
Capacity revenues	$43.7	$45.8
Marketing and trading margin	$83.1	$237.4

Total	$589.9	$800.9

2015 Annual Information Form	42

Contribution to Consolidated Net Income

Emera Energy’s contribution to Emera’s consolidated net income was $98.9 million in 2015 and $185.7 million in 2014.

Seasonal Nature

The electricity generation business in the northeast of the United States is seasonal. Q1, Q3 and Q4 are generally the strongest periods, reflecting colder weather, and fewer daylight hours in the winter season, and cooling load in the summer.

Capital Expenditures

Emera Energy’s capital expenditures for the year ended 2015 were approximately $42 million (2014 – $63 million). The 2015 capital expenditures included a Q2 2015 upgrade at the Bridgeport facility that increased the nameplate capacity from 540 MW to 560 MW. The 2014 capital expenditures included a major refit and upgrade at the Bridgeport facility that increased the nameplate capacity from 520 MW to 540 MW.

Environmental Considerations

EE New England Gas Generation is subject to the Regional Greenhouse Gas Initiative (RGGI) for carbon dioxide emissions and the Acid Rain Program for sulphur dioxide emissions. EE New England Gas Generation emits approximately two million tons of carbon dioxide per year. The amount of sulphur dioxide emitted is not considered significant. Changes to these emissions programs could adversely impact financial and operational performance.

Pipelines

Pipelines consists of Emera’s wholly owned EBPC and Emera’s 12.9% interest in M&NP.

EBPC

EBPC owns Brunswick Pipeline, a 145-km pipeline delivering re-gasified natural gas from the Canaport LNG import terminal near Saint John, New Brunswick to markets in the Northeastern United States. The pipeline travels through southwest New Brunswick and connects with M&NP at the Canada/US border near Baileyville, Maine. Since its commissioning in July 2009, the pipeline has been used solely to transport natural gas for RECL under a 25 year firm service agreement. Brunswick Pipeline is regulated by the NEB, which has classified it as a Group II pipeline.

M&NP

Emera owns a 12.9% interest in M&NP, which is a 1,400 km pipeline that transports natural gas from offshore Nova Scotia to markets in Maritime Provinces and the Northeastern United States.

Contribution to Consolidated Net Income

Pipelines’ contribution to Emera’s consolidated net income was $37.5 million in 2015 and $32.7 million in 2014.

Environmental Considerations

Brunswick Pipeline is regulated by the NEB and subject to both federal and provincial environmental regulations. Brunswick Pipeline has comprehensive integrity, safety and environmental programs in place, including an environmental management system and regularly scheduled physical inspections of the pipeline.

2015 Annual Information Form	43

Economic Dependence

Brunswick Pipeline has a 25-year firm transport or pay service agreement with RECL, which runs to 2034. The risk of non-payment is mitigated as Repsol, the parent company of RECL, has provided EBPC with a guarantee for all RECL’s payment obligations under the firm service agreement.

Corporate and Other

Contribution to Consolidated Net Income

Corporate and Other’s contribution to Emera’s consolidated net income was $45.3 million in 2015 and $(7.7) million in 2014. Included in the fiscal 2015 results are acquisition related after-tax costs of $52.8 million and an after-tax mark-to-market gain of $100.5 million related to the effect of USD-denominated currency and forward contracts. These contracts were put in place to economically hedge the anticipated proceeds from the Debenture Offering for the TECO Transaction.

Capital Expenditures

Corporate and Other capital expenditures for the year ended 2015 were approximately $10.0 million (2014 – $10.0 million).

Other Emera Environmental Matters

Emera’s activities are subject to a broad range of federal, provincial, state, regional and local laws and environmental regulations, designed to protect, restore and enhance the quality of the environment including air, water and solid waste. Emera estimates its environmental capital expenditures, excluding AFUDC, based upon present environmental laws and regulations will be approximately $43.2 million during fiscal 2015 and are estimated to be $63.9 million from 2016 through 2019. The estimated expenditures do not include: (i) costs related to possible changes in the environmental laws or regulations and enforcement policies that may be enacted in response to issues such as climate change and other pollutant emissions; and (ii) expenditures related to the addition of renewable or cleaner energy generation.

Risk Factors

See the “Business Risks and Risk Management” section of the MD&A and “Principal Risks and Uncertainties” in the Commitments and Contingencies note to Emera’s financial statements for the year ended December 31, 2015, which are each incorporated herein by reference.

Capital Structure

The authorized capital of Emera consists of an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. Each class of preferred shares are issuable in series.

As at December 31, 2015, 147,205,643 common shares, 3,864,636 Series A First Preferred Shares, 2,135,364 Series B First Preferred Shares, 10,000,000 Series C First Preferred Shares, 5,000,000 Series E First Preferred Shares and 8,000,000 Series F First Preferred Shares were issued and outstanding.

2015 Annual Information Form	44

Common Shares

The holders of common shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of Emera, other than separate meetings of holders of any other class or series of shares, and to one vote in respect of each common share held at such meetings.

The holders of common shares are entitled to dividends on a pro rata basis, as and when declared by the Board. Subject to the rights of the holders of the first preferred shares and second preferred shares, if any, who are entitled to receive dividends in priority to the holders of the common shares, the Board may declare dividends on the common shares to the exclusion of any other class of shares of Emera.

On the liquidation, dissolution or winding-up of Emera, holders of common shares are entitled to participate rateably in any distribution of assets of Emera, subject to the rights of holders of first preferred shares and second preferred shares, if any, who are entitled to receive the assets of the Company on such a distribution in priority to the holders of the common shares.

There are no pre-emptive, redemption, purchase or conversion rights attaching to the common shares.

The foregoing description is subject to the “Share Ownership Restrictions” section below.

Emera First Preferred Shares

Series A First Preferred Shares

The holders of Series A First Preferred Shares are not entitled to attend any meetings of the shareholders of Emera or to vote at any such meeting, except for the following:

•	where entitled by law;

•	for meetings of the holders of first preferred shares as a class and holders of Series A First Preferred Shares as a series; and

•	in situations when Emera fails to pay, in the aggregate, eight quarterly dividends on the Series A First Preferred Shares.

In any instance where the holders of Series A First Preferred Shares are entitled to vote, each holder shall have one vote for each Series A Preferred Share, subject to the restrictions described under “Share Ownership Restrictions” below.

The holders of Series A First Preferred Shares were entitled to receive fixed cumulative preferred cash dividends in the amount of $0.2750 per share per quarter during the five-year period commencing on August 15, 2010 and ending on (and inclusive of) August 14, 2015, as and when declared by the Board. For each five-year period after this date, the holders of Series A First Preferred Shares will be entitled to receive reset fixed cumulative preferred cash dividends. The reset annual dividends per share will be determined by multiplying the annual fixed dividend rate, which is the sum of the five-year Government of Canada Bond Yield on the applicable reset date plus 1.84%, by $25.00. The dividend rate for the Series A First Preferred Shares was set at $0.1597 per share per quarter for the five-year period commencing on August 15, 2015 and ending on (and inclusive of) August 14, 2020.

The Series A First Preferred Shares were not redeemable by Emera prior to August 15, 2015. On that date and on August 15 every five years thereafter, Emera has the right in certain circumstances to redeem for cash all or any part of the then outstanding Series A First Preferred Shares at a price of $25.00 per share plus any accrued and unpaid dividends up to but excluding the date fixed for redemption. Emera did not exercise its right to redeem all or any part of the outstanding Series A First Preferred Shares on August 15, 2015.

2015 Annual Information Form	45

Subject to the automatic conversion described below and the right of Emera to redeem the Series A First Preferred Shares, on August 15, 2015 and on August 15 every five years thereafter, the holders of Series A First Preferred Shares have the right to convert any or all of their Series A First Preferred Shares into an equal number of Series B First Preferred Shares. In addition, the Series A First Preferred Shares may be automatically converted by Emera into Series B First Preferred Shares if Emera determines that there are less than 1,000,000 Series A First Preferred Shares outstanding. On August 15, 2015, 2,135,364 issued and outstanding Series A First Preferred Shares were tendered for conversion, on a one-for-one basis, into Series B First Preferred Shares.

Series B First Preferred Shares

The holders of Series B First Preferred Shares are not entitled to attend any meetings of the shareholders of Emera or to vote at any such meeting, except for the following:

•	where entitled by law;

•	for meetings of the holders of first preferred shares as a class and holders of Series B First Preferred Shares as a series; and

•	in situations when Emera fails to pay, in the aggregate, eight quarterly dividends on the Series B First Preferred Shares.

In any instance where the holders of Series B First Preferred Shares are entitled to vote, each holder shall have one vote for each Series B Preferred Share, subject to the restrictions described under “Share Ownership Restrictions” below.

The holders of Series B First Preferred Shares are entitled to receive floating rate cumulative preferred cash dividends, as and when declared by the Board. The dividends are payable quarterly, in the amount per share determined by multiplying the applicable quarterly floating dividend rate, which is the sum of the three-month Government of Canada T-bill Rate on the applicable reset date plus 1.84%, by $25.00. The dividend rate for the Series B First Preferred Shares was set at $0.1508 per share for the quarter commencing on August 15, 2015 and ended on (and inclusive of) November 14, 2015, and was paid on November 15, 2015. The dividend rate for the Series B First Preferred Shares was subsequently reset to $0.1425 per share for the quarter commencing on November 15, 2015 and ending on (and inclusive of) February 14, 2016.

Emera has the right in certain circumstances to redeem for cash all or any part of the outstanding Series B First Preferred Shares at a price equal to (i) $25.00 per share together with all accrued and unpaid dividends up to but excluding the date fixed for redemption in the case of redemptions on August 15, 2020 and on August 15 every five years thereafter, or (ii) $25.50 per share together with all accrued and unpaid dividends up to but excluding the date fixed for redemption in the case of redemptions on any other date after August 15, 2015.

Subject to the automatic conversion described below and the right of Emera to redeem the Series B First Preferred Shares, on August 15, 2020 and on August 15 every five years thereafter, the holders of Series B First Preferred Shares have the right to convert any or all of their Series B First Preferred Shares into an equal number of Series A First Preferred Shares. In addition, Series B First Preferred Shares may be automatically converted by Emera into Series A First Preferred Shares if Emera determines that there are less than 1,000,000 Series B First Preferred Shares outstanding.

Series C First Preferred Shares

The holders of Series C First Preferred Shares are not entitled to attend any meetings of the shareholders of Emera or to vote at any such meeting, except for the following:

•	where entitled by law;

2015 Annual Information Form	46

•	for meetings of the holders of first preferred shares as a class and holders of Series C First Preferred Shares as a series; and

•	in situations when Emera fails to pay, in the aggregate, eight quarterly dividends on the Series C First Preferred Shares.

In any instance where the holders of Series C First Preferred Shares are entitled to vote, each holder shall have one vote for each Series C Preferred Share, subject to the restrictions described under “Share Ownership Restrictions” below.

The holders of Series C First Preferred Shares are entitled to receive fixed cumulative preferred cash dividends in the amount of $0.25625 per share per quarter during the six-year period commencing on August 15, 2012 and ending on (and inclusive of) August 14, 2018, as and when declared by the Board. For each five year period after this date, the holders of Series C First Preferred Shares will be entitled to receive reset fixed cumulative preferred cash dividends. The reset annual dividends per share will be determined by multiplying the annual fixed dividend rate, which is the sum of the five-year Government of Canada Bond Yield on the applicable reset date plus 2.65%, by $25.00.

The Series C First Preferred Shares will not be redeemable by Emera prior to August 15, 2018. On that date and on August 15 every five years thereafter, Emera has the right in certain circumstances to redeem for cash all or any part of the then outstanding Series C First Preferred Shares at a price equal to $25.00 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption.

Subject to the automatic conversion described below and the right of Emera to redeem Series C First Preferred Shares, on August 15, 2018 and on August 15 every five years thereafter, the holders of Series C First Preferred Shares have the right to convert any or all of their Series C First Preferred Shares into an equal number of Series D First Preferred Shares. In addition, Series C First Preferred Shares may be automatically converted by Emera into Series D First Preferred Shares if Emera determines that there are less than 1,000,000 Series C First Preferred Shares outstanding.

Series D First Preferred Shares

As at December 31, 2015, there were no Series D First Preferred Shares issued and outstanding.

The holders of Series D First Preferred Shares are not entitled to attend any meetings of the shareholders of Emera or to vote at any such meeting, except for the following:

•	where entitled by law;

•	for meetings of the holders of first preferred shares as a class and holders of Series D First Preferred Shares as a series; and

•	in situations when Emera fails to pay, in the aggregate, eight quarterly dividends on the Series D First Preferred Shares.

In any instance where the holders of Series D First Preferred Shares are entitled to vote, each holder shall have one vote for each Series D Preferred Share, subject to the restrictions described under “Share Ownership Restrictions” below.

The holders of Series D First Preferred Shares will be entitled to receive floating rate cumulative preferred cash dividends, as and when declared by the Board. The dividends are payable quarterly, in the amount per share determined by multiplying the applicable quarterly floating dividend rate, which is the sum of the three-month Government of Canada T-bill Rate on the applicable reset date plus 2.65%, by $25.00.

Emera has the right in certain circumstances to redeem for cash all or any part of the outstanding Series D First Preferred Shares at a price equal to (i) $25.00 per share together with all accrued and unpaid dividends up to but excluding the date fixed for redemption in the case of redemptions on August 15, 2023 and on August 15 every 5 years

2015 Annual Information Form	47

thereafter, or (ii) $25.50 per share together with all accrued and unpaid dividends up to but excluding the date fixed for redemption in the case of redemptions on any other date after August 15, 2018.

Subject to the automatic conversion described below and the right of Emera to redeem the Series D First Preferred Shares, on August 15, 2023 and on August 15 every five years thereafter, the holders of Series D First Preferred Shares have the right to convert any or all of their Series D First Preferred Shares into an equal number of Series C First Preferred Shares. In addition, Series D First Preferred Shares may be automatically converted by Emera into Series C First Preferred Shares if Emera determines that there are less than 1,000,000 Series D First Preferred Shares outstanding.

Series E First Preferred Shares

The holders of Series E First Preferred Shares are not entitled to attend any meetings of the shareholders of Emera or to vote at any such meeting, except for the following:

•	where entitled by law;

•	for meetings of the holders of first preferred shares as a class and holders of Series E First Preferred Shares as a series; and

•	in situations when Emera fails to pay, in the aggregate, eight quarterly dividends on the Series E First Preferred Shares.

In any instance where the holders of Series E First Preferred Shares are entitled to vote, each holder shall have one vote for each Series E Preferred Share, subject to the restrictions described under “Share Ownership Restrictions” below.

The holders of Series E First Preferred Shares are entitled to receive fixed cumulative preferred cash dividends in the amount of $1.125 per share per annum in perpetuity, subject to the Company’s redemption rights. On or after August 15, 2018, the Company may, on not less than 30 nor more than 60 days’ notice, redeem the Series E First Preferred Shares in whole or in part, at the Company’s option, by the payment in cash of $26.00 per Series E First Preferred Share if redeemed prior to August 15, 2019; at $25.75 per Series E First Preferred Share if redeemed on or after August 15, 2019 but prior to August 15, 2020; at $25.50 per Series E First Preferred Share if redeemed on or after August 15, 2020 but prior to August 15, 2021; at $25.25 per Series E First Preferred Share if redeemed on or after August 15, 2021 but prior to August 15, 2022; and at $25.00 per Series E First Preferred Share if redeemed on or after August 15, 2022, in each case together with all declared and unpaid dividends up to but excluding the date fixed for redemption.

Series F First Preferred Shares

The holders of Series F First Preferred Shares are not entitled to attend any meetings of the shareholders of Emera or to vote at any such meeting, except for the following:

•	where entitled by law;

•	for meetings of the holders of first preferred shares as a class and holders of Series F First Preferred Shares as a series; and

•	in situations when Emera fails to pay, in the aggregate, eight quarterly dividends on the Series F First Preferred Shares.

In any instance where the holders of Series F First Preferred Shares are entitled to vote, each holder shall have one vote for each Series F First Preferred Share, subject to the restrictions described under “Share Ownership Restrictions” below.

The holders of Series F First Preferred Shares are entitled to receive fixed cumulative preferred cash dividends in the amount of $0.265625 per share per quarter during the period commencing on August 15, 2014 and ending on (and

2015 Annual Information Form	48

inclusive of) February 14, 2020, as and when declared by the Board. For each five-year period after this date, the holders of Series F First Preferred Shares will be entitled to receive reset fixed cumulative preferred cash dividends. The reset annual dividends per share will be determined by multiplying the annual fixed dividend rate, which is the sum of the five-year Government of Canada Bond Yield on the applicable reset date plus 2.63%, by $25.00.

The Series F First Preferred Shares will not be redeemable by Emera prior to February 15, 2020. On that date and on February 15 every five years thereafter, Emera has the right in certain circumstances to redeem for cash all or any part of the then outstanding Series F First Preferred Shares, at a price of $25 per share plus any accrued and unpaid dividends up to but excluding the date fixed for redemption.

Subject to the automatic conversion described below and the right of Emera to redeem the Series F First Preferred Shares, on February 15, 2020 and on February 15 every five years thereafter, the holders of the Series F First Preferred Shares have the right to convert any or all of their Series F First Preferred Shares into an equal number of Series G First Preferred Shares. In addition, Series F First Preferred Shares may be automatically converted by Emera into Series G First Preferred Shares if Emera determines that there are less than 1,000,000 Series F First Preferred Shares outstanding.

Series G First Preferred Shares

As at December 31, 2015, there were no Series G First Preferred Shares issued and outstanding.

The holders of Series G First Preferred Shares are not entitled to attend any meetings of the shareholders of Emera or to vote at any such meeting, except for the following:

•	where entitled by law;

•	for meetings of the holders of first preferred shares as a class and holders of Series G First Preferred Shares as a series; and

•	in situations when Emera fails to pay, in the aggregate, eight quarterly dividends on the Series G First Preferred Shares.

In any instance where the holders of Series G First Preferred Shares are entitled to vote, each holder shall have one vote for each Series G Preferred Share, subject to the restrictions described under “Share Ownership Restrictions” below.

The holders of Series G First Preferred Shares will be entitled to receive floating rate cumulative preferred cash dividends, as and when declared by the Board. The dividends are payable quarterly, in the amount per share determined by multiplying the applicable quarterly floating dividend rate, which is the sum of the three-month Government of Canada T-bill Rate on the applicable reset date plus 2.63%, by $25.00.

Emera has the right in certain circumstances to redeem for cash all or any part of the outstanding Series G First Preferred Shares at a price equal to (i) $25.00 per share together with all accrued and unpaid dividends up to but excluding the date fixed for redemption in the case of redemptions on February 15, 2025 and on February 15 every five years thereafter, or (ii) $25.50 per share together with all accrued and unpaid dividends up to but excluding the date fixed for redemption in the case of redemptions on any other date after February 15, 2020.

Subject to the automatic conversion described below and the right of Emera to redeem the Series G First Preferred Shares, on February 15, 2025 and on February 15 every five years thereafter, the holders of Series G First Preferred Shares have the right to convert any or all of their Series G First Preferred Shares into an equal number of Series F First Preferred Shares. In addition, Series G First Preferred Shares may be automatically converted by Emera into Series F First Preferred Shares if Emera determines that there are less than 1,000,000 Series G First Preferred Shares outstanding.

2015 Annual Information Form	49

Series A, B, C, D, E, F, G First Preferred Shares

The first preferred shares of each series rank on a parity with the first preferred shares of every other series and are entitled to a preference over the second preferred shares, the common shares, and any other shares ranking junior to the first preferred shares with respect to the payment of dividends and the distribution of the remaining property and assets or return of capital of the Company in the liquidation, dissolution or wind-up, whether voluntary or involuntary.

In the event the Company fails to pay, in aggregate, eight quarterly dividends on any series of the first preferred shares, the holders of the first preferred shares will be entitled to attend any meeting of shareholders of the Company at which directors are to be elected and to vote for the election of two directors out of the total number of directors elected at any such meeting.

Emera Second Preferred Shares

The second preferred shares have special rights, privileges, restrictions and conditions substantially similar to the first preferred shares, except that the second preferred shares rank junior to the first preferred shares with respect to the payment of dividends, repayment of capital and the distribution of assets of Emera in the event of liquidation, dissolution or winding-up of Emera. As at December 31, 2015, Emera had not issued any second preferred shares.

Share Ownership Restrictions

As required by the Nova Scotia Power Reorganization (1998) Act and pursuant to the Nova Scotia Power Privatization Act, the articles of association of Emera provide that no person, together with associates thereof, may subscribe for, have transferred to that person, hold, beneficially own or control, directly or indirectly, otherwise than by way of security only in the aggregate, voting shares of Emera to which are attached more than 15% of the votes that may ordinarily be cast to elect directors of Emera. Non-residents of Canada may not subscribe for, have transferred to them, hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, in the aggregate, voting shares of Emera to which are attached more than 25% of the votes that may ordinarily be cast to elect directors. Votes cast by non-residents on any resolution at a meeting of common shareholders of Emera will be pro-rated so that such votes will not constitute more than 25% of the total number of votes cast.

The common shares, and in certain circumstances the Series A First Preferred Shares, Series B First Preferred Shares, Series C First Preferred Shares, Series E First Preferred Shares and Series F First Preferred Shares are considered to be voting shares for purposes of the constraints on share ownership.

Emera’s articles of association contain provisions for the enforcement of these constraints on share ownership, including provisions for suspension of voting rights, forfeiture of dividends, prohibitions of share transfer and issuance, compulsory sale of shares and redemption, and suspension of other shareholder rights. Emera’s Board may require shareholders to furnish statutory declarations relevant to the enforcement of the restrictions.

NSPI Series D First Preferred Shares

On October 15, 2015, NSPI redeemed all of its outstanding NSPI Series D First Preferred Shares. As a result, zero NSPI Series D First Preferred Shares were issued and outstanding as of December 31, 2015.

2015 Annual Information Form	50

Dividends

Any dividend payments will be at the Board’s discretion based upon earnings and capital requirements and any other factors as the Board may consider relevant.

The Board approved the payment of the following dividends during the last three completed fiscal years:

Common Shares (1) and (2)
Fiscal Year	Record Date	Date Paid	Dividend (per share) ($)
2015	November 2	November 16	0.4750
	July 31	August 17	0.4000
	May 1	May 15	0.4000
	February 3	February 17	0.3875
2014	November 3	November 17	0.3875
	July 31	August 15	0.3625
	May 1	May 15	0.3625
	February 3	February 17	0.3625
2013	November 1	November 15	0.3625
	July 31	August 15	0.3500
	May 1	May 15	0.3500
	February 1	February 15	0.3500

Series A First Preferred Shares
Fiscal Year	Record Date	Date Paid	Dividend (per share)
2015	November 2	November 15	0.1597
	July 31	August 17	0.2750
	May 1	May 15	0.2750
	February 3	February 17	0.2750
2014	November 3	November 17	0.2750
	July 31	August 15	0.2750
	May 1	May 15	0.2750
	February 3	February 17	0.2750
2013	November 1	November 15	0.2750
	July 31	August 15	0.2750
	May 1	May 15	0.2750
	February 1	February 15	0.2750

Series B First Preferred Shares (3)
Fiscal Year	Record Date	Date Paid	Dividend (per share)
2015	November 2	November 15	0.1508

Series C First Preferred Shares
Fiscal Year	Record Date	Date Paid	Dividend (per share)
2015	November 2	November 15	0.25625
	July 31	August 17	0.25625
	May 1	May 15	0.25625
	February 3	February 17	0.25625
2014	November 3	November 17	0.25625
	July 31	August 15	0.25625
	May 1	May 15	0.25625
	February 3	February 17	0.25625

2015 Annual Information Form	51

2013	November 1	November 15	0.25625
	July 31	August 15	0.25625
	May 1	May 15	0.25625
	February 1	February 15	0.25625

Series E First Preferred Shares (4)
Fiscal Year	Record Date	Date Paid	Dividend (per share)
2015	November 2	November 15	0.28125
	July 31	August 17	0.28125
	May 1	May 15	0.28125
	February 3	February 17	0.28125
2014	November 3	November 17	0.28125
	July 31	August 15	0.28125
	May 1	May 15	0.28125
	February 3	February 17	0.28125
2013	November 1	November 15	0.28125
	July 31	August 15	0.20340

Series F First Preferred Shares (5)
Fiscal Year	Record Date	Date Paid	Dividend (per share)
2015	November 2	November 15	0.265625
	July 31	August 17	0.265625
	May 1	May 15	0.265625
	February 3	February 17	0.265625
2014	November 3	November 17	0.265625
	July 31	August 15	0.195000

(1)	On February 6, 2015, Emera approved an increase in the annual common share dividend rates from $1.55 to $1.60. The first payment was effective May 2015.
(2)	On August 11, 2015, Emera approved an increase in the annual common share dividend rate from $1.60 to $1.90. The first payment was effective November 2015.
(3)	The Series B First Preferred Shares were issued August 17, 2015
(4)	The Series E First Preferred Shares were issued June 10, 2013.
(5)	The Series F First Preferred Shares were issued June 9, 2014.

Emera maintains the Dividend Reinvestment Plan, which provides an opportunity for shareholders to reinvest dividends to make cash contributions for the purpose of purchasing common shares at a discount of up to 5% from the average market price of Emera’s common shares.

Credit Ratings

Emera has the following credit ratings by the Rating Agencies (1):

	DBRS	S&P

Corporate	BBB (high)	BBB +
Senior unsecured debt program	BBB(high)	BBB
First Preferred Shares	Pfd-3 (high)	P-2 (low)

(1)	Ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of the payment capacity and willingness of an issuer to meet its financial commitment in accordance with the terms of the obligation. The credit ratings assigned by the Rating Agencies are not recommendations to buy, sell, or hold securities in as much as such ratings are not a comment upon the market price of the securities or their stability for a particular investor. The credit ratings assigned to the securities may not reflect the potential impact of all risks on the value of the securities. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if in its judgment circumstances so warrant.

2015 Annual Information Form	52

DBRS

DBRS’ credit ratings are on a long term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such rated securities. The rating of BBB (high) from DBRS with respect to senior unsecured debt is characterized as “adequate credit quality” and is the fourth highest of ten available rating categories. The capacity for the repayment of financial obligations is considered acceptable. Entities rated BBB may be vulnerable to future events. The assignment of a “(high)” or “(low)” designation indicates relative standing within such category.

With respect to the Series A First Preferred Shares, the Series B First Preferred Shares, the Series C First Preferred Shares, the Series E First Preferred Shares and the Series F First Preferred Shares, the rating of Pfd-3 (high) is the highest of three sub-categories within the third highest rating of six standard categories of ratings utilized by DBRS for preferred shares.

On March 11, 2015, DBRS removed Emera from “Under Review with Developing Implications” following the closing of the Brunswick Pipeline financing and the sale of NWP. On the same date, DBRS confirmed Emera’s Issuer Rating and Medium-Term Notes rating at BBB (high) and the Cumulative Preferred Shares Rating at Pfd-3 (high), all with stable trends.

On September 4, 2015, following the announcement of the TECO Transaction, DBRS placed the ratings of Emera “Under Review with Developing Implications”. The rating actions reflect DBRS’s view that while the TECO Transaction would have a relatively neutral impact on Emera’s business risk assessment, the impact on the financial risk assessment was uncertain at the time of the ratings actions, as Emera’s financing plan had not been finalized. DBRS indicated that it will further review Emera’s financing plan when it is finalized.

S&P

S&P’s credit ratings are on a long term debt scale that ranges from AAA to D, representing the range from highest to lowest quality of such rated securities. The rating of BBB+ obtained from S&P in respect of the corporate rating indicates that the issuer has adequate capacity to meet its financial commitments and is the fourth highest of ten available rating categories. The rating of BBB from S&P in respect of the senior unsecured debt indicates that the obligation exhibits adequate protection parameters and is the fourth highest of ten available ratings categories. In each case, however, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity of the obligor to meet its financial commitments on the obligation. The addition of a “(+)” or “(-)” designation after a rating indicates the relative standing within a particular category.

A P-2 (low) rating with respect to Emera’s Series A First Preferred Shares, Series B First Preferred Shares, Series C First Preferred Shares, Series E First Preferred Shares and Series F First Preferred Shares is the third lowest of the three sub-categories within the second highest rating of the eight standard categories of ratings utilized by S&P for preferred shares.

On September 8, 2015, S&P revised its outlook on Emera to negative from stable, while affirming all ratings on Emera, including its ‘BBB+’ long-term corporate rating. S&P indicated that the negative outlook is primarily associated with the Debentures and the risk that they will not be converted into equity upon successful close of the TECO Transaction. S&P could revise its outlook to stable within a two-year outlook period, if the Debentures are successfully converted.

Emera has made, or will make, payments in the ordinary course to the rating agencies in connection with the assignment of ratings on both Emera and its securities. In addition, Emera has made customary payments in respect of certain subscription services provided to Emera by the rating agencies during the last two years.

2015 Annual Information Form	53

Market for Securities

Trading Price and Volume

Emera’s common shares, Series A First Preferred Shares, Series B First Preferred Shares, Series C First Preferred Shares, Series E First Preferred Shares, Series F First Preferred Shares and instalment receipts are listed and posted for trading on the TSX under the symbols “EMA”, “EMA.PR.A”, “EMA.PR.B”, “EMA.PR.C”, “EMA.PR.E”, “EMA.PR.F” and “EMA.IR”, respectively.

The trading volume and high and low price for Emera’s securities for each month of 2015 are set out below:

Common Shares
2015	High($)	Low($)	Volume
January	42.21	38.35	7,322,144
February	43.62	40.76	7,339,844
March	42.30	40.03	8,675,504
April	42.15	40.16	4,588,076
May	42.44	40.17	6,405,646
June	42.30	39.12	5,787,706
July	43.83	39.42	5,091,751
August	47.51	41.67	7,641,029
September	45.29	41.49	13,660,371
October	44.69	42.71	8,982,241
November	43.38	42.00	6,464,684
December	44.01	41.32	8,154,464

Series B First Preferred Shares*
2015	High($)	Low($)	Volume
January
February
March
April
May
June
July
August	14.50	12.02	14,331
September	13.25	11.85	52,285
October	12.90	10.80	63,456
November	14.31	11.99	108,805
December	14.00	12.10	127,536

*	The Series B First Preferred Shares commenced trading on August 19, 2015

Series A First Preferred Shares
2015	High($)	Low($)	Volume
January	21.28	17.02	281,745
February	18.02	17.00	184,479
March	18.70	17.25	193,563
April	18.16	15.50	280,249
May	18.54	17.01	84,954
June	17.87	16.70	111,007
July	16.61	14.50	157,143
August	15.94	14.35	111,229
September	15.69	13.45	96,614
October	14.75	12.61	277,140
November	14.89	13.45	111,698
December	14.26	12.47	173,789

Series C First Preferred Shares
2015	High($)	Low($)	Volume
January	25.85	22.08	222,362
February	24.90	23.28	184,333
March	24.84	23.46	393,340
April	24.59	21.00	312,749
May	24.49	22.70	151,381
June	23.67	21.75	120,171
July	22.86	19.79	184,954
August	20.80	19.50	140,486
September	20.00	16.35	341,690
October	20.14	16.41	279,608
November	20.30	18.56	320,321
December	19.74	15.80	462,493

2015 Annual Information Form	54

Series E First Preferred Shares
2015	High($)	Low($)	Volume
January	24.69	22.00	87,660
February	23.80	23.10	136,878
March	24.48	22.81	230,668
April	23.76	23.10	217,778
May	23.75	22.25	52,284
June	23.29	21.52	120,918
July	22.43	21.38	33,039
August	21.25	20.25	31,591
September	21.15	18.96	61,368
October	21.00	19.15	67,754
November	20.94	20.21	62,987
December	20.69	19.20	82,130

Debentures – Instalment Receipts*
2015	High($)	Low($)	Volume
January
February
March
April
May
June
July
August
September	35.50	33.01	1,432,546
October	36.20	33.35	1,396,630
November	34.80	32.02	513,500
December	35.75	30.55	941,485

*	The Instalment Receipts commenced trading on September 28, 2015

Series F First Preferred Shares
2015	High($)	Low($)	Volume
January	26.00	24.46	141,646
February	25.39	24.01	102,381
March	25.45	23.53	243,907
April	25.10	21.97	281,340
May	24.70	22.89	63,771
June	23.71	21.84	61,898
July	23.48	21.03	120,376
August	22.09	20.23	130,862
September	21.20	17.43	125,078
October	21.48	17.56	209,786
November	21.50	19.78	230,550
December	20.65	16.74	450,037

Transfer Agent and Registrar

As of December 31, 2015 Computershare acted as Emera’s transfer agent and registrar. The registers of transfers of securities of Emera were located at Computershare’s principal offices in Vancouver, Calgary, Toronto, Montreal and Halifax. Effective March 28, 2016, Emera appointed CST to replace Computershare as Emera’s transfer agent and registrar. The registers of transfers of securities of Emera are located at CST’s principal offices in Vancouver, Calgary, Toronto, Montreal and Halifax.

2015 Annual Information Form	55

Directors and Officers

Directors

The following information is provided for each Director of Emera as of December 31, 2015:

Name and Residence	Principal Occupations During the Past Five Years and Other Information	Director Since (1)
Sylvia D. Chrominska(4) Toronto, Ontario Canada	Former Group Head of Global Human Resources and Communications for the Bank of Nova Scotia, where she had global responsibility for human resources, corporate communications, government relations, public policy and corporate social responsibility of the Scotiabank Group. Former Chair of the Board of Scotia Group Jamaica Limited and Former Chair of the Board of Scotiabank Trinidad and Tobago Limited. A director of Wajax Corporation.	2010

Henry E. Demone(4) Lunenburg, Nova Scotia Canada	Chairman of High Liner Foods, the leading North American processor and marketer of value-added frozen seafood. Mr. Demone was President of High Liner Foods since 1989 and its President and Chief Executive Officer from 1992 to May 2015. A director of Saputo Inc.	2014

Allan L. Edgeworth(7) Calgary, Alberta Canada	Former President of ALE Energy Inc., a private consulting company. Former President and Chief Executive Officer of Alliance Pipeline. Director of AltaGas Ltd.	2005

James D. Eisenhauer Lunenburg, Nova Scotia Canada	President and Chief Executive Officer of ABCO Group Limited, which has holdings in manufacturing and distribution activities. Director of NSPI since 2008 and Chair of the NSPI Board of Directors since May 2011.	2011

Christopher G. Huskilson Wellington, Nova Scotia Canada	President and Chief Executive Officer of Emera since November 2004. Director and former Chair of Emera Maine, Director of NSPI, Director of APUC and Chair or Director of a number of other Emera affiliated companies. Since June 1980, Mr. Huskilson has held a number of positions within NSPI and its predecessor, Nova Scotia Power Corporation.	2004

J. Wayne Leonard(2) New Orleans, Louisiana U.S.	Former Chairman and Chief Executive Officer of Entergy Corporation, an integrated electricity producer and retail distributor. Mr. Leonard joined Entergy Corporation as President and Chief Operating Officer in 1998, becoming CEO in 1999. Mr. Leonard serves on the Boards of the Edison Electric Institute and Tidewater, Inc. He has also served on the Board of the Centre for Climate and Energy Solutions.	2014

B. Lynn Loewen, FCA(2) Westmount, Quebec Canada	President of Minogue Medical Inc. a healthcare organization which delivers innovative medical technologies to hospitals and clinics. President of Expertech Network Installation Inc. from 2008 to 2011.	2013

John T. McLennan (3) Mahone Bay, Nova Scotia Canada	Former Chair of the Board from May 2009 to May 2014. Former Board member of Chorus Aviation Inc. from January 2006 to May 2014. Former Chair of the Board of NSPI from May 2006 to May 2009. Former Vice-Chair and Chief Executive Officer of Allstream Inc. (formerly AT&T Canada). He is presently a Director of Amdocs Ltd.	2005

Donald A. Pether(2)(5) Dundas, Ontario Canada	Former Chair of the Board and Chief Executive Officer of ArcelorMittal Dofasco Inc., a Canadian steel producer. Director of Samuel, Son & Co. Ltd. and Schlegel Health Care Inc.	2008

2015 Annual Information Form	56

Name and Residence	Principal Occupations During the Past Five Years and Other Information	Director Since (1)
Andrea S. Rosen(6) Toronto, Ontario Canada	Former Vice-Chair of TD Bank Financial Group and President of TD Canada Trust. Director of Alberta Investment Management Corporation and Manulife Financial Corporation.	2007

Richard P. Sergel(3) (4) Wellesley, Massachusetts U.S.	Former President and Chief Executive Officer of the North American Electric Reliability Corporation (NERC). Former President and Chief Executive Officer of National Grid USA from 2000 to 2004. Also former President and Chief Executive Officer of the New England Electric System. Presently a director of State Street Corporation. Has also served on the boards of the Edison Electric Institute and the Consortium for Energy Efficiency.	2010

M. Jacqueline Sheppard(8) (9) Calgary, Alberta Canada	Chair of the Board since May 2014. Former Executive Vice President, Corporate and Legal of Talisman Energy Inc. Former Chair of the Research and Development Corporation of the Province of Newfoundland and Labrador, a provincial Crown Corporation. Founder and Lead Director of Black Swan Energy Inc., an Alberta upstream energy company that is private equity financed. Founder and former Director of Marsa Energy Inc., an oil and gas corporation. Director of Cairn Energy PLC, a publicly traded UK based international oil and gas producer. Director of the general partner of Pacific NorthWest LNG LP, which was formed for the purpose of constructing, owning and operating an LNG facility in British Columbia.	2009

(1)	Denotes the year the individual became a Director of Emera. Directors are elected for a one year term which expires at the termination of Emera’s annual general meeting;
(2)	Denotes member of the Audit Committee;
(3)	Denotes member of the Nominating and Corporate Governance Committee;
(4)	Denotes member of the Management Resources and Compensation Committee;
(5)	Denotes Chair of the Nominating and Corporate Governance Committee;
(6)	Denotes Chair of the Audit Committee;
(7)	Denotes Chair of the Management Resources and Compensation Committee;
(8)	Denotes Chair of the Board;
(9)	Denotes member of the Board of Directors of ENL.

As of December 31, 2015, the Directors, in total, beneficially owned or controlled, directly or indirectly, approximately 43,439 common shares or less than 1% of the issued and outstanding shares of Emera.

There are no material conflicts of interest between Emera or any of its subsidiaries and any director or officer of Emera or any of its subsidiaries.

Audit Committee

The Audit Committee of Emera is composed of the following four members, all of whom are independent Directors: Andrea S. Rosen (Chair), Donald A. Pether, J. Wayne Leonard and B. Lynn Loewen. The responsibilities and duties of the Committee are set out in the Audit Committee’s Charter, a copy of which is attached as Appendix “A” to this AIF.

The Board believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. Each member of the Audit Committee has been determined by the Board to be “financially literate” as such term is defined under Canadian securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Audit Committee. The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee:

2015 Annual Information Form	57

Andrea S. Rosen, Committee Chair

Vice-Chair of TD Bank Financial Group and President, TD Canada Trust from 2002 to 2005. From 2001 to 2002, Executive Vice President of TD Commercial Banking and Vice Chair TD Securities. Before joining TD Bank, was Vice President of Varity Corporation from 1991 to 1994, and worked at Wood Gundy Inc. (later CIBC-Wood Gundy) in a variety of roles from 1981 to 1990, eventually becoming Vice President and Director. Holds a Bachelor of Laws from Osgoode Hall Law School and a Masters of Business Administration from the Schulich School of Business at York University. Received a Bachelor of Arts from Yale University. Former director and member of the Audit Committee of Hiscox Ltd., a U.K. reporting issuer listed on the London Stock Exchange, and Director and member of the Audit Committee of Manulife Financial Corporation, an issuer listed on The Toronto Stock Exchange, New York Stock Exchange, The Stock Exchange of Hong Kong, and the Philippine Stock Exchange. Director of Alberta Investment Management Corporation.

Donald A. Pether

Former Chair of the Board and Chief Executive Officer of ArcelorMittal Dofasco Inc. a Canadian steel producer. Held various positions at Dofasco, including Vice President, Commercial, Executive Vice President Dofasco Inc. & General Manager Dofasco Hamilton and President and Chief Operating Officer prior to appointment in May 2003 as President and Chief Executive Officer and July 2006 as Chair of the Board. Was Chairman of the Board of Directors of Dofasco de Mexico S.A. de C.V., Dofasco Marion Inc., Powerlasers Limited and Powerlasers Corporation. Served on the board of directors of the International Iron and Steel Institute, the Automotive Parts Manufacturers Association and the Canadian Steel Trade and Employment Congress. He is a Director of Samuel, Son & Co. Ltd. and Schlegel Health Care Inc., and holds a Bachelor of Science in Metallurgical Engineering from the University of Alberta and a Doctor of Laws (Hon) from McMaster University.

J. Wayne Leonard

Former Chairman and Chief Executive Officer of Entergy Corporation, an integrated electricity producer and retail distributor. Joined Entergy Corporation as President and Chief Operating Officer in 1998, becoming CEO in 1999. From 1996 to 1997, President, Energy Commodities Strategic Business Unit and Capital & Trading Group of Cinergy Corporation, and before that its Group Vice President and Chief Financial Officer from 1994 to 1996. Prior to that, held various senior management roles with PSI Energy, Inc., including its Senior Vice President and Chief Financial Officer from 1987 to 1994. Served as an expert witness in numerous utility regulatory proceedings on various policies and financial issues, including, cost of capital and incentive regulation. Received Bachelor of Science, Accounting and Political Science from Ball State University in 1973. He is a Certified Public Accountant (CPA), and obtained MBA from Indiana University in 1987.

B. Lynn Loewen, FCPA, FCA

President of Minogue Medical Inc. a healthcare organization which delivers innovative medical technologies to hospitals and clinics. Fellow of the Institute of Chartered Accountants, she has served in a number of senior roles at Bell Canada, Air Canada Jazz, and Air Nova and also was the Vice President, Financial Controls for BCE. She has served as Chair of the Audit Committee on the Public Sector Pension Investment Board, and was Chair of the Finance and Administration Committee of Mount Allison University. She holds a Bachelor of Commerce from Mount Allison University.

Audit and Non-Audit Services Pre-Approval Process

The Audit Committee is responsible for the oversight of the work of the external auditors. As part of this responsibility, the Committee is required to pre-approve the audit and non-audit services performed by the external auditors in order to assure that they do not impair the external auditors’ independence from the Company. Accordingly, the Audit Committee has adopted an Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the external auditors may be pre-approved.

2015 Annual Information Form	58

Unless a type of service has received the pre-approval of the Audit Committee it will require specific approval by the Audit Committee if it is to be provided by the external auditors. Any proposed services exceeding the pre-approved cost levels will also require specific approval by the Committee.

Auditors’ Fees

The aggregate fees billed by Ernst & Young LLP, the Company’s external auditors, during the fiscal years ended December 31, 2015 and 2014 respectively, were as follows:

Service Fee	2015 ($)	2014 ($)
Audit Fees	1,167,187	1,067,993
Audit-Related Fees	242,568	303,764
Tax Fees	544,615	298,531
Other	125,000	38,900

Total	2,079,370	1,709,188

Audit-related fees for Emera relate to accounting and disclosure consultations and services associated with securities offerings. Tax fees for Emera relate to the structuring of cross-border financing of Emera’s subsidiaries and affiliates as well as tax compliance services and general tax consulting advice on various matters.

2015 Annual Information Form	59

Officers

The Officers of Emera as of December 31, 2015 were as follows:

Christopher G. Huskilson

President and Chief Executive Officer Wellington, Nova Scotia Canada	President and Chief Executive Officer since November 1, 2004. From July 2003 to November 2004, Chief Operating Officer of Emera. Concurrently held the office of Chief Operating Officer of NSPI until January 2004. Prior to 2003, actively engaged for more than five years in the affairs of NSPI in various managerial and executive capacities.
Nancy G. Tower, FCA
Chief Corporate Development Officer Halifax, Nova Scotia Canada	Chief Corporate Development Officer since May 2015. Before that, Executive Vice President Business Development from May 2011 to May 2015. From May 2011 to March 2014 CEO of Emera Newfoundland and Labrador. From November 2005 to May 2011, Executive Vice President and Chief Financial Officer. Prior to 2005, Vice-President Customer Operations for NSPI. From 1997 to 2000, Controller for NSPI.

Scott C. Balfour (1)
Executive Vice President Chief Financial Officer Halifax, Nova Scotia Canada

Executive Vice President and Chief Financial Officer since April 16, 2012. From May 2011 to April 2012, President of Ensimian Capital Corporation. From September 2005 to January 2011, President and Chief Financial Officer of Aecon Group Inc., a Canadian publicly traded construction and infrastructure development company.

(1) Effective March 1, 2016, Scott C. Balfour was appointed Chief Operating Officer, Northeast and Caribbean, Gregory W. Blunden was appointed Chief Financial Officer, and Wayne D. O’Connor was appointed Vice-President Corporate Strategy and Planning.

R. Michael Roberts

Chief Human Resources Officer Halifax, Nova Scotia Canada

Chief Human Resources Officer since December 1, 2014. Previously, President, Optimum Talent Atlantic of Halifax. Prior to that, Vice President, Corporate Development at Irving Shipbuilding and Vice President, Human Resources at Bell Aliant.

2015 Annual Information Form	60

Bruce A. Marchand

Chief Compliance Officer and Chief Legal Officer Halifax, Nova Scotia Canada	Chief Compliance Officer since December 1, 2014. Chief Legal Officer since January 2012. Prior to January 2012, Senior Partner at the law firm of McInnes Cooper.
Daniel P. Muldoon
Executive Vice-President Major Renewables and Alternative Energy Halifax, Nova Scotia Canada	Executive Vice-President, Major Renewables and Alternative Energy since May 1, 2014. From June 16, 2011 to March 31, 2013, President and Chief Operating Officer, Emera Utility Services Inc. Prior to that, General Manager Engineering & Construction, Emera.
Stephen D. Aftanas
Corporate Secretary Halifax, Nova Scotia Canada	Corporate Secretary since September 2008. From June 2007 to September 2008, Associate Corporate Secretary. From March 2006 to June 2007, Associate General Counsel, NSPI. Prior to March 2006, Senior Solicitor, Emera.

2015 Annual Information Form	61

As of December 31, 2015, the Directors and Officers, in total, beneficially owned or controlled, directly or indirectly, approximately 71,882 common shares or less than 1% of the issued and outstanding shares of Emera.

Certain Proceedings

To the knowledge of Emera, none of the Directors or Officers of the Company:

(1)	are, as at the date of this AIF, or have been, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to an Order that was issued while the Director or Officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an Order that was issued after the Director or Officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer of chief financial officer;

(2)	are, as at the date of this AIF, or have been within ten years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(3)	have, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee; or

(4)	have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory body or has entered in a settlement agreement with a securities regulatory body, or is subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Legal Proceedings and Regulatory Actions

To the knowledge of Emera, there are no legal proceedings that individually or together could potentially involve claims against Emera or its subsidiaries for damages totaling 10% or more of the current assets of Emera, exclusive of interest and costs.

No Interest of Management and Others in Material Transactions

None of the following persons or companies, namely (a) a Director or Officer of Emera, (b) a person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of Emera’s outstanding voting securities, or (c) an associate or affiliate of any person or company named in (a) or (b), had a material interest in any transaction involving Emera within Emera’s last three completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect Emera.

2015 Annual Information Form	62

Material Contracts

Emera has no material contracts other than those noted below and those entered into in the ordinary course of its business.

Material contracts entered into in connection with the TECO Transaction, namely: Instalment Receipt and Pledge Agreement, Trust Indenture, Underwriting Agreement and Agreement and Plan of Merger, have been filed on SEDAR at www.sedar.com.

Experts

Interest of Experts

Ernst & Young LLP are the external auditors of Emera. Ernst & Young LLP report that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Nova Scotia.

ADDITIONAL INFORMATION

Additional information relating to Emera may be found on SEDAR at www.sedar.com or upon request to the Corporate Secretary, Emera Incorporated, P.O. Box 910, Halifax, N.S., B3J 2W5, telephone (902) 428-6096 or fax (902) 428-6171. Additional information, including Directors’ and Officers’ remuneration and indebtedness, principal holders of Emera’s securities and securities authorized for issuance under equity compensation plans, is contained in Emera’s information circular for the most recent annual meeting of Emera’s common shareholders. Additional financial information is provided in Emera’s financial statements and MD&A for the year ended December 31, 2015.

At any time, Emera will provide to any person upon request to the Corporate Secretary, a copy of the Emera Group of Companies’ Standards for Business Conduct.

2015 Annual Information Form	63

Appendix “A”

Emera Incorporated

Audit Committee Charter

PART I

MANDATE AND RESPONSIBILITIES

Committee Purpose

There shall be a committee of the Board of Directors (the “Board”) of Emera Inc. (“Emera”) which shall be known as the Audit Committee (the “Committee”). The Committee shall assist the Board in discharging its oversight responsibilities concerning:

•	the quality and integrity of Emera’s financial statements;

•	the effectiveness of Emera’s internal control systems over financial reporting;

•	the internal audit and assurance process;

•	the qualifications, independence and performance of the external auditors;

•	major financial risk exposures;

•	Emera’s compliance with legal requirements and securities regulations in respect of financial statements and financial reporting; and

•	any other duties set out in this Charter or delegated to the Committee by the Board.

1.	Financial Reporting

a)	The Committee shall be responsible for reviewing, assessing the completeness and clarity of the disclosures in, and recommending to the Board for approval:

i.	the audited annual financial statements of Emera, all related Management’s Discussion and Analysis, and earnings press releases;

ii.	any documents containing Emera’s audited financial statements; and,

iii.	the quarterly financial statements, all related Management’s Discussion and Analysis, and earnings press releases.

b)	The Committee shall oversee and assess that adequate procedures are in place for the review of public disclosure of financial information.
2.	External Auditors

a)	The Committee shall evaluate and recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing the auditor’s report or performing other audit, review, or attest services for Emera, and the compensation of such external auditors.

b)	Once appointed, the external auditor shall report directly to the Committee, and the Committee shall oversee the work of the external auditor concerning the preparation or issuance of the auditor’s report or the performance of other audit, review or attest services for Emera.

c)	The Committee shall be responsible for resolving disagreements between management and the external auditor concerning financial reporting.

d)	At least annually, the Committee shall obtain and review a report by the external auditors describing: (i) the firm’s internal quality control procedures; (ii) any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more external audits carried out by the firm, and any steps taken to deal with any such issues; and (iii) all relationships between the external auditors and Emera (to assess the auditors’ independence). After reviewing the foregoing report and the external auditors’ work throughout the year, the Committee shall evaluate the auditors’ qualifications, performance and independence. Such evaluation should include the review and evaluation of the lead audit partner and take into account the opinions of Management and the internal auditor. The Committee shall determine that the external audit firm has a process in place to address the rotation of the lead audit partner and other audit partners serving the account as required under prescribed independence rules. The Committee shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the external auditor.

2015 Annual Information Form	64

e)	The Committee shall regularly review with the external auditors any audit problems or difficulties encountered during the course of the audit work, including any restrictions on the scope of the external auditors’ activities or access to requested information, and Management’s response.

f)	The Committee will review differences that were noted or proposed by the external auditors, but that were considered immaterial or insignificant; and any “management” or “internal control” letter issued, or proposed to be issued.

3.	Non Audit Services

a)	The Committee shall be responsible for reviewing and pre-approving all non-audit services to be provided to Emera, or any of its subsidiaries, by the external auditor.

b)	The Committee may establish specific policies and procedures concerning the performance of non-audit services by the external auditor so long as the requirements of applicable legislation and regulation are satisfied.

c)	In accordance with policies and procedures established by the Committee, and applicable legislation and regulation, the Committee may delegate the pre-approval of non-audit services to a member of the Committee or a sub-committee thereof.

4.	Oversight and Monitoring of Audits

a)	The Committee shall review with the external auditor, the internal auditors and Management (i) the audit function generally, (ii) the objectives, staffing, locations, co-ordination, reliance upon Management and internal audit and, (iii) for subsidiaries, reliance on external audit, and general audit approach and scope of proposed audits of the financial statements of Emera and its subsidiaries, (iv) the overall audit plans, (v) the responsibilities of Management, the internal auditors and the external auditor, (vi) the audit procedures to be used and (vii) the timing and estimated budgets of the audits.

b)	The Committee shall meet periodically with the internal auditors to discuss the progress of their activities, any significant findings stemming from internal audits, any issues that arise with Management, and the adequacy of Management’s responses in addressing audit-related deficiencies.

c)	The Committee shall discuss with the external auditor any issues that arise with Management or the internal auditors during the course of the audit and the adequacy of Management’s responses in addressing audit-related deficiencies.

d)	The Committee shall review with Management the results of internal and external audits.

e)	The Committee shall take such other reasonable steps as it may deem necessary to oversee that the audit was conducted in a manner consistent with applicable legal requirements and auditing standards of applicable professional or regulatory bodies.

5.	Oversight and Review of Accounting Principles and Practices

The Committee shall oversee, review and discuss with Management, the external auditor and the internal auditors:

a)	the quality, appropriateness and acceptability of Emera’s accounting principles and practices used in its financial reporting, changes in Emera’s accounting principles or practices and the application of particular accounting principles and disclosure practices by Management to new transactions or events;

b)	all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any “other opinions” sought by Management from an independent auditor, other than the Company’s external auditors, with respect to the accounting treatment of a particular item, and other material written communications between the external auditors and management;

c)	disagreements between Management and the external auditor or the internal auditors regarding the application of any accounting principles or practices;

d)	any material change to Emera’s auditing and accounting principles and practices as recommended by Management, the external auditor or the internal auditors or which may result from proposed changes to applicable generally accepted accounting principles;

e)	the effect of regulatory and accounting initiatives on Emera’s financial statements and other financial disclosures;

f)	any reserves, accruals, provisions, estimates or Management programs and policies, including factors that affect asset and liability carrying values and the

2015 Annual Information Form	65

timing of revenue and expense recognition, that may have a material effect upon the financial statements of Emera;

g)	the use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of Emera and their impact on the reported financial results of Emera;

h)	any legal matter, claim or contingency that could have a significant impact on the financial statements, Emera’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in Emera’s financial statements;

i)	the treatment for financial reporting purposes of any significant transactions which are not a normal part of Emera’s operations.

6.	Hiring Policies

The Committee shall review and approve Emera’s hiring policy concerning partners or employees, as well as former partners and employees, of the present or former external auditors of Emera.

7.	Pension Plans

The Committee shall exercise oversight of the pension plans in accordance with the Pension Oversight Framework adopted by Emera.

8.	Oversight of Finance Matters

a)	The Committee shall review the appointments of key financial executives involved in the financial reporting process of Emera, including the Chief Financial Officer.

b)	The Committee may request for review, and shall receive when requested, material tax policies and tax planning initiatives, tax payments and reporting and any pending tax audits or assessments. The Committee shall review Emera’s compliance with tax and financial reporting laws and regulations.

c)	The Committee shall meet periodically with Management to review and discuss Emera’s major financial risk exposures and the policy steps Management has taken to monitor and control such exposures, including the use of financial derivatives, hedging activities, and credit and trading risks.
d)	The Committee may review any investments or transactions that the Committee wishes to review, or which the internal or external auditor, or any officer of Emera, may bring to the attention of the Committee within the context of this charter.

e)	The Committee shall review financial information of material subsidiaries of Emera and any auditor recommendations concerning such subsidiaries.

f)	The Committee may request for review, and shall receive when requested, all related party transactions required to be disclosed pursuant to generally accepted accounting principles, and discuss with Management the business rationale for the transactions and whether appropriate disclosures have been made.

9.	Internal Controls

The Committee shall oversee:

a)	the adequacy and effectiveness of the Company’s internal accounting and financial controls and the recommendations of Management, the external auditor and the internal auditors for the improvement of accounting practices and internal controls;

b)	any material or significant weaknesses in the internal control environment;

c)	management’s compliance with the Company’s processes, procedures and internal controls; and

d)	the practices and procedures adopted to permit management’s assurance on the underlying controls in respect of the CEO/CFO certificates required under applicable securities regulations,

In exercising such oversight, the Committee shall review and discuss each of the foregoing with Management, the external auditor and the internal auditor.

The Committee will carry out the following specific duties:

e)	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual and interim filings with applicable securities regulatory authorities.

f)	Review disclosures made by Emera’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual and interim filing with

2015 Annual Information Form	66

applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect Emera’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Emera’s internal controls.

g)	Discuss with Emera’s Chief Legal Officer at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by Emera or any of its subsidiaries from regulators or governmental agencies.

10.	Internal Auditors

a)	The lead internal auditor shall report directly to the Committee. The Committee shall:

i.	approve the appointment of;

ii.	review the terms of engagement of;

iii.	be consulted with respect to the compensation payable to, and the replacement or termination of;

the lead internal auditor. The Committee shall review the charter, reporting relationship, activities, staffing, organizational structure, and credentials of the internal audit department.

b)	The Committee shall review and approve the annual internal audit plan, and all major changes to the plan. The Committee shall review and discuss with the internal auditors the scope, progress, and results of executing the internal audit plan. The Committee shall receive reports on the status of significant findings, recommendations, and management’s responses.

c)	The Committee shall obtain from the internal auditors and review summaries of the significant reports to Management prepared by the internal auditors, and the actual reports if requested by the Committee, and Management’s responses to such reports.

d)	The Committee shall annually receive and review a report from the internal auditors on executive officers’ compliance with the Company’s Standards of Business Conduct.

e)	The Committee shall annually receive and review a report on the Chief Executive Officers’ expense accounts.

f)	The Committee may communicate with the internal auditors with respect to their reports and recommendations, the extent to which prior recommendations have been implemented and any other matters that the internal auditor brings to the attention of the Committee.

g)	The Committee shall, annually or more frequently as it deems necessary, evaluate the internal auditors including their activities, organizational structure and qualifications and effectiveness. The internal auditors shall confirm to the Committee that they are in compliance with their professional standards.

h)	The Committee shall review the independence of the internal auditors and shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the internal auditors.

11.	Complaints

The Committee shall oversee procedures relating to the receipt, retention, and treatment of complaints received concerning accounting, internal accounting controls, or auditing matters. The Committee shall also review procedures concerning the confidential, anonymous submission of concerns by Emera’s employees relating to questionable accounting or auditing matters.

12.	Other Responsibilities

The Committee shall:

a)	Annually, review insurance programs;

b)	Review Management’s process for identifying non-compliance with legal and regulatory requirements.

c)	Perform such other duties and exercise such powers as may be directed or delegated to the Committee by the Board.

13.	Limitation on Authority

Nothing articulated herein is intended to assign to the Committee the Board’s responsibility to oversee Emera’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the Directors or the members of the Committee.

2015 Annual Information Form	67

PART II

COMPOSITION

14.	Composition

a)	Emera’s Articles of Association require that the Committee shall be comprised of no less than three directors none of whom may be officers or employees of Emera nor may they be an officer or employee of any affiliate of Emera. In addition, all members of the Committee shall be independent as required by applicable legislation.

b)	The Board shall appoint members to the Committee who are financially literate, as required by applicable legislation, which at a minimum requires that Committee members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Emera’s financial statements.

c)	Committee members shall be appointed at the Board meeting following the election of Directors at Emera’s annual shareholders’ meeting and membership may be based upon the recommendation of the Nominating and Corporate Governance Committee.

d)	Pursuant to Emera’s Articles of Association, the Board may appoint, remove, or replace any member of the Committee at any time, and a member of the Committee shall cease to be a member of the Committee upon ceasing to be a Director. Subject to the foregoing, each member of the Committee shall hold office as such until the next annual meeting of shareholders after the member’s appointment to the Committee.

e)	The Secretary of the Committee shall advise Emera’s internal and external auditors of the names of the members of the Committee promptly following their election.

PART III

COMMITTEE PROCEDURE

15.	Meetings

a)	Meetings of the Committee may be called by the Chair or at the request of any member. The Committee shall meet at least quarterly.
b)	The timing and location of meetings of the Committee, and the calling of and procedure at any such meeting, shall be determined from time to time by the Committee.

c)	Emera’s internal and external auditors shall be notified of all meetings of the Committee and shall have the right to appear before and be heard by the Committee.

d)	Emera’s internal or external auditors may request the Chair of the Committee to consider any matters which the internal or external auditors believe should be brought to the attention of the Committee or the Board.

16.	Separate Sessions

a)	The Committee Chair shall meet periodically with the Chief Financial Officer, the lead internal auditor and the external auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately.

b)	The Chief Financial Officer, the lead internal auditor and the external auditor shall have access to the Committee to bring forward matters requiring its attention.

c)	The Committee shall meet periodically without Management present.

17.	Quorum

Two members of the Committee present in person, by teleconferencing, or by videoconferencing, or by a combination thereof, will constitute a quorum.

18.	Chair

Pursuant to Emera’s Articles of Association, the Committee shall choose one of its members to act as Chair of the Committee, which person shall not be the Chair of Nova Scotia Power Inc.’s Audit Committee. In selecting a Committee Chair, the Committee may consider any recommendation made by the Nominating and Corporate Governance Committee.

19.	Secretary and Minutes

Pursuant to Emera’s Articles of Association, the Corporate Secretary of Emera shall act as the Secretary of the Committee. Emera’s Articles of Association require that the Minutes of the Committee be in writing and duly entered into Emera’s records, and the Minutes shall be circulated to all members of the Committee. The Secretary shall maintain all Committee records.

2015 Annual Information Form	68

20.	Board Relationships and Reporting

The Committee shall:

a)	Review annually the Committee’s Charter;

b)	Oversee the appropriate disclosure of the Committee’s Charter as well as other information concerning the Committee which is required to be disclosed by applicable legislation in Emera’s Annual Information Form and any other applicable disclosure documents;

c)	Report to the Board at the next following board meeting on any meeting held by the Committee, and as required, regularly report to the Board on Committee activities, issues, and related recommendations; and

d)	Maintain free and open communication between the Committee, the external auditors, internal auditors, and Management, and determine that all parties are aware of their responsibilities.

21.	Powers

The Committee shall:

a)	examine and consider such other matters, and meet with such persons, in connection with the internal or external audit of Emera’s accounts, which the Committee in its discretion determines to be advisable;

b)	have the authority to communicate directly with the internal and external auditors; and

c)	have the right to inspect all records of Emera or its affiliates and may elect to discuss such records, or any matters relating to the financial affairs of Emera with the officers or auditors of Emera and its affiliates.

22.	Experts and Advisors

The Committee may, in consultation with the Chairman of the Board, engage and compensate any outside adviser that it determines necessary in order to carry out its duties.